

CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(Buyer's Brokerage Firm to Buyer)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

DocuSigned by:

☑ Buyer ☐ Seller ☐ Landlord ☐ Tenant Yizhen Zhao Date 8/1/2019

A0FC743CFDA04F8...

DocuSigned by:

☐ Buyer ☑ Seller ☐ Landlord ☐ Tenant Todd Ruggiero Date 8/1/2019

7100340CAEF5478...

Agent Compass Commercial DRE Lic. # 01935359
Real Estate Broker (Firm)

DocuSigned by:

By Ben Weil Ben Weil DRE Lic. # 01816078 Date 8/1/2019
(Salesperson or Broker-Associate, if any)

546B38320C6844A...

© 1991-2018, California Association of REALTORS®, Inc.



AD REVISED 12/18 (PAGE 1 OF 2)

EQUAL HOUSING OPPORTUNITY

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)

CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings:
(a) "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions.
(b) "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation.**(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real property" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.
2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.
2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.
2079.16 Reproduced on Page 1 of this AD form.
2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.
CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm ___DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)
Seller's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)
Buyer's Brokerage Firm ___DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)
Buyer's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.
2079.18 (Repealed pursuant to AB-1289)
2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.
2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.
2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.
2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.
2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.
2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.

© 1991-2018, California Association of REALTORS®, Inc.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

AD REVISED 12/18 (PAGE 2 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)



CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(Seller's Brokerage Firm to Seller)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

DocuSigned by:

☐ Buyer ☑ Seller ☐ Landlord ☐ Tenant Todd Ruggiero Date 8/1/2019

DocuSigned by: 7100340CAEF8478...

☑ Buyer ☐ Seller ☐ Landlord ☐ Tenant Yizhen Zhao Date 8/1/2019

A0FC743CFDA04F8...

Agent Compass Commercial DRE Lic. # 01935359

Real Estate Broker (Firm)

DocuSigned by:

By Ben Weil Ben Weil DRE Lic. # 01816078 Date 8/1/2019

(Salesperson or Broker-Associate, if any)

546B36320C6844A...

© 1991-2018, California Association of REALTORS®, Inc.

AD REVISED 12/18 (PAGE 1 OF 2)

EQUAL HOUSING OPPORTUNITY

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)

CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings:
(a) "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions.
(b) "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation.**(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real property" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.
2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.
2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.
2079.16 Reproduced on Page 1 of this AD form.
2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.
CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm DO NOT COMPLETE. SAMPLE ONLY License Number ______
Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)
Seller's Agent DO NOT COMPLETE. SAMPLE ONLY License Number ______
Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)
Buyer's Brokerage Firm DO NOT COMPLETE. SAMPLE ONLY License Number ______
Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)
Buyer's Agent DO NOT COMPLETE. SAMPLE ONLY License Number ______
Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.
2079.18 (Repealed pursuant to AB-1289)
2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.
2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.
2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.
2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.
2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.
2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

AD REVISED 12/18 (PAGE 2 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)



CALIFORNIA ASSOCIATION OF REALTORS®

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER - DISCLOSURE AND CONSENT

(C.A.R. Form PRBS, Revised 12/18)

A real estate broker (Broker), whether a corporation, partnership or sole proprietorship, may represent more than one buyer or seller. This multiple representation can occur through an individual licensed as a broker or salesperson or through different individual broker's or salespersons (associate licensees) acting under the Broker's license. The associate licensees may be working out of the same or different office locations.

Multiple Buyers: Broker (individually or through its associate licensees) may be working with many prospective buyers at the same time. These prospective buyers may have an interest in, and make offers on, the same properties. Some of these properties may be listed with Broker and some may not. Broker will not limit or restrict any particular buyer from making an offer on any particular property whether or not Broker represents other buyers interested in the same property.

Multiple Sellers: Broker (individually or through its associate licensees) may have listings on many properties at the same time. As a result, Broker will attempt to find buyers for each of those listed properties. Some listed properties may appeal to the same prospective buyers. Some properties may attract more prospective buyers than others. Some of these prospective buyers may be represented by Broker and some may not. Broker will market all listed properties to all prospective buyers whether or not Broker has another or other listed properties that may appeal to the same prospective buyers.

Dual Agency: If Seller is represented by Broker, Seller acknowledges that broker may represent prospective buyers of Seller's property and consents to Broker acting as a dual agent for both seller and buyer in that transaction. If Buyer is represented by Broker, buyer acknowledges that Broker may represent sellers of property that Buyer is interested in acquiring and consents to Broker acting as a dual agent for both buyer and seller with regard to that property.

In the event of dual agency, seller and buyer agree that: a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the buyer's or seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the seller's willingness to accept a price less than the listing price or the buyer's willingness to pay a price greater than the price offered; and except as set forth above, a dual agent is obligated to disclose known facts materially affecting the value or desirability of the Property to both parties.

Offers not necessarily confidential: Buyer is advised that seller or listing agent may disclose the existence, terms, or conditions of buyer's offer unless all parties and their agent have signed a written confidentiality agreement. Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the listing agent's marketing strategy and the instructions of the seller.

Buyer and seller understand that Broker may represent more than one buyer or more than one seller and even both buyer and seller on the same transaction and consents to such relationships.

Seller and/or Buyer acknowledges reading and understanding this Possible Representation of More Than One Buyer or Seller - Disclosure and Consent and agrees to the agency possibilities disclosed.

DocuSigned by:
Seller Todd Ruggiero Date 8/1/2019
Seller ______ Date ______
DocuSigned by: ...5478
Buyer Yizhen Zhao Date 8/1/2019
Buyer ______ Date ______
A0FC743CFDA04F8...

Buyer's Brokerage Firm Compass Commercial DRE Lic # 01935359 Date ______
DocuSigned by:
By Ben Weil Ben Weil DRE Lic # 01816078 Date 8/1/2019
546B36320C6844A...

Seller's Brokerage Firm ______ DRE Lic # ______ Date ______
By ______ DRE Lic # ______ Date ______



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY



CALIFORNIA ASSOCIATION OF REALTORS®

BUYER'S INSPECTION ADVISORY

(C.A.R. Form BIA, Revised 11/14)

Property Address 3102 California St, Berkeley, CA 94703

1. IMPORTANCE OF PROPERTY INVESTIGATION: The physical condition of the land and improvements being purchased is not guaranteed by either Seller or Brokers. You have an affirmative duty to exercise reasonable care to protect yourself, including discovery of the legal, practical and technical implications of disclosed facts, and the investigation and verification of information and facts that you know or that are within your diligent attention and observation. A general physical inspection typically does not cover all aspects of the Property nor items affecting the Property that are not physically located on the Property. If the professionals recommend further investigations, including a recommendation by a pest control operator to inspect inaccessible areas of the Property, you should contact qualified experts to conduct such additional investigations.

2. BROKER OBLIGATIONS: Brokers do not have expertise in all areas and therefore cannot advise you on many items, such as those listed below. If Broker gives you referrals to professionals, Broker does not guarantee their performance.

3. YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY, INCLUDING BUT NOT LIMITED TO THE FOLLOWING. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.

A. **GENERAL CONDITION OF THE PROPERTY, ITS SYSTEMS AND COMPONENTS:** Foundation, roof (condition, age, leaks, useful life), plumbing, heating, air conditioning, electrical, mechanical, security, pool/spa (cracks, leaks, operation), other structural and nonstructural systems and components, fixtures, built-in appliances, any personal property included in the sale, and energy efficiency of the Property.

B. **SQUARE FOOTAGE, AGE, BOUNDARIES:** Square footage, room dimensions, lot size, age of improvements and boundaries. Any numerical statements regarding these items are APPROXIMATIONS ONLY and have not been verified by Seller and cannot be verified by Brokers. Fences, hedges, walls, retaining walls and other barriers or markers do not necessarily identify true Property boundaries.

C. **WOOD DESTROYING PESTS:** Presence of, or conditions likely to lead to the presence of wood destroying pests and organisms.

D. **SOIL STABILITY:** Existence of fill or compacted soil, expansive or contracting soil, susceptibility to slippage, settling or movement, and the adequacy of drainage.

E. **WATER AND UTILITIES; WELL SYSTEMS AND COMPONENTS; WASTE DISPOSAL:** Water and utility availability, use restrictions and costs. Water quality, adequacy, condition, and performance of well systems and components. The type, size, adequacy, capacity and condition of sewer and septic systems and components, connection to sewer, and applicable fees.

F. **ENVIRONMENTAL HAZARDS:** Potential environmental hazards, including, but not limited to, asbestos, lead-based paint and other lead contamination, radon, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, and other substances, materials, products, or conditions (including mold (airborne, toxic or otherwise), fungus or similar contaminants).

G. **EARTHQUAKES AND FLOODING:** Susceptibility of the Property to earthquake/seismic hazards and propensity of the Property to flood.

H. **FIRE, HAZARD AND OTHER INSURANCE:** The availability and cost of necessary or desired insurance may vary. The location of the Property in a seismic, flood or fire hazard zone, and other conditions, such as the age of the Property and the claims history of the Property and Buyer, may affect the availability and need for certain types of insurance. Buyer should explore insurance options early as this information may affect other decisions, including the removal of loan and inspection contingencies.

I. **BUILDING PERMITS, ZONING AND GOVERNMENTAL REQUIREMENTS:** Permits, inspections, certificates, zoning, other governmental limitations, restrictions, and requirements affecting the current or future use of the Property, its development or size.

J. **RENTAL PROPERTY RESTRICTIONS:** Some cities and counties impose restrictions that limit the amount of rent that can be charged, the maximum number of occupants, and the right of a landlord to terminate a tenancy. Deadbolt or other locks and security systems for doors and windows, including window bars, should be examined to determine whether they satisfy legal requirements.

K. **SECURITY AND SAFETY:** State and local Law may require the installation of barriers, access alarms, self-latching mechanisms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property.

L. **NEIGHBORHOOD, AREA, SUBDIVISION CONDITIONS; PERSONAL FACTORS:** Neighborhood or area conditions, including schools, law enforcement, crime statistics, registered felons or offenders, fire protection, other government services, availability, adequacy and cost of internet connections or other technology services and installations, commercial, industrial or agricultural activities, existing and proposed transportation, construction and development that may affect noise, view, or traffic, airport noise, noise or odor from any source, wild and domestic animals, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally protected sites or improvements, cemeteries, facilities and condition of common areas of common interest subdivisions, and possible lack of compliance with any governing documents or Homeowners' Association requirements, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer.

By signing below, Buyers acknowledge that they have read, understand, accept and have received a Copy of this Advisory. Buyers are encouraged to read it carefully.



DocuSigned by:

Buyer Yizhen Zhao Buyer 8/1/2019



A0FC743CFDA04F8...

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

BIA REVISED 11/14 (PAGE 1 OF 1)

BUYER'S INSPECTION ADVISORY (BIA PAGE 1 OF 1)



EQUAL HOUSING OPPORTUNITY



CALIFORNIA
ASSOCIATION
OF REALTORS®

STATEWIDE BUYER AND SELLER ADVISORY
**(This Form Does Not Replace Local Condition Disclosures.
Additional Advisories or Disclosures May Be Attached)**
(C.A.R. Form SBSA, Revised 6/18)

BUYER RIGHTS AND DUTIES:
- The physical condition of the land and improvements being purchased are not guaranteed by Seller or Brokers.
- You should conduct thorough investigations of the Property both personally and with appropriate professionals.
- If professionals recommend further inspections, you should contact qualified experts to conduct such inspections.
- You should retain your own professional even if Seller or Broker has provided you with existing reports.
- You should read all written reports given to you and discuss those reports with the persons who prepared them. It is possible that different reports provided to you contain conflicting information. If there are discrepancies between reports, disclosures or other information, you are responsible for contacting appropriate professionals to confirm the accuracy of correctness of the reports, disclosures or information.
- You have the right to request that the Seller make repairs or corrections or take other actions based on inspections or disclosures, but the Seller is not obligated to respond to you or make any such repairs, corrections or other requested actions.
- If the Seller is unwilling or unable to satisfy your requests, and you act within certain time periods, you may have the right to cancel the Agreement (the Purchase Agreement and any Counter Offer and Addenda together are the "Agreement"). If you cancel outside of these periods, you may be in breach of the Agreement and your deposit might be at risk.
- You are advised to seek legal, tax, and other assistance from appropriate professionals in order to fully understand the implications of any documents or actions during the transaction. If you are doing a 1031 exchange, you are advised to contact an exchange accommodator to discuss the proper method and timing of the exchange.
- The terms of the Agreement and any counter offers and addenda establish your rights and responsibilities.
  YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.

SELLER RIGHTS AND DUTIES:
- You have a duty to disclose material facts known to you that affect the value or desirability of the Property.
- You are obligated to make the Property available to the Buyer and have utilities on for inspections as allowed by the Agreement.
- This form is not a substitute for completing a Real Estate Transfer Disclosure Statement, if required, and any other property-specific questionnaires or disclosures.
- The terms of the Agreement establish your rights and responsibilities.
- You are advised to seek legal, tax, and other assistance from appropriate professionals in order to fully understand the implications of any documents or actions during the transaction. If you are doing a 1031 exchange, you are advised to contact an exchange accommodator to discuss the proper method and timing of the exchange.

BROKER RIGHTS AND DUTIES:
- Brokers do not have expertise in all areas and matters affecting the Property or your evaluation of it.
- For most sales of residential properties with no more than four units, Brokers have a duty to make a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose to you material facts or defects that the inspection reveals.
- Many defects and conditions may not be discoverable by a Broker's visual inspection.
- If Brokers give a referral to another professional, Brokers do not guarantee that person's performance. You may select any professional of your own choosing.
- If a Broker gives you reports or other documents, unless otherwise specified, it is possible that different reports provided to you contain conflicting information. Broker has not and will not verify or otherwise investigate the information contained therein.
- Any written agreement between a Broker and either Buyer or Seller or both establishes the rights and responsibilities of those parties.



EQUAL HOUSING
OPPORTUNITY

Table of Contents

Notice: This Statewide Buyer and Seller Advisory is 14 pages and addresses the following topics. All paragraphs are important. Buyer and Seller are encouraged to read each one carefully.

A. Investigation of Physical Conditions **(Pages 2-5)**	**1.** Easements, Access and Encroachments, **2.** Environmental Hazards, **3.** Formaldehyde, **4.** Geologic Hazards, **5.** Inspections, **6.** Mold, **7.** Pets and Animals, **8.** Septic Systems, **9.** Soil and Geologic Conditions, **10.** Square Footage, Lot Size, Boundaries and Surveys, **11.** Water Intrusion, **12.** Well and Water System(s), **13.** Wood Destroying Pests
B. Property Use and Ownership **(Pages 5-8)**	**1.** Accessory Dwelling Units, **2.** Building Permits, Zoning and Code Compliance, **3.** Buyer Intended Future Use, **4.** California Fair Plan, **5.** Future Repairs, Replacements and Remodels, **6.** Heating Ventilating and Air Conditioning Systems, **7.** Historical Designation, Coastal Commission, Architectural, Landscape, Agricultural or Open Space and Other Restrictions on Buildings or Improvements, **8.** Insurance, Title Insurance and Title Insurance After Foreclosure, **9.** Land Lease, **10.** Marijuana and Methamphetamine Labs, **11.** Owner's Title Insurance, **12.** Rent and Eviction Control Laws and Ordinances, **13.** Retrofit, Building Requirements, and Point of Sale Requirements, **14.** Short Term Rentals and Restrictions, **15.** Views, **16.** Swimming Pool, Security and Safety, **17.** Water Shortages and Conservation, **18.** 1915 Improvement Bond Mello-Roos Community District, and Other Assessment Districts
C. Off-Site and Neighborhood Conditions **(Pages 8-9)**	**1.** Golf Course Disclosures, **2.** Neighborhood, Area, Personal Factors, Buyer Intended Use, High Speed Rails, and Smoking Restrictions, **3.** Neighborhood Noise Sources, **4.** Schools, **5.** Underground Pipelines and Utilities
D. Legal Requirements (Federal, State and Local) **(Pages 9-11)**	**1.** Death on the Property, **2.** Earthquake Fault Zones and Seismic Hazard Zones, **3.** EPA's Lead-Based Paint Renovation, Repair and Painting Rule, **4.** Fire Hazards, **5.** FIRPTA/California Withholding, **6.** Flood Hazards **7.** Megan's Law Database Disclosure, **8.** Property Tax Bill Supplemental Notice; Accurate Sales Price Reporting, **9.** Zone Maps May Change
E. Contract Related Issues and Terms **(Pages 11-12)**	**1.** Arbitration, **2.** Electronic Signatures, **3.** Escrow Funds, **4.** Home Warranty **5.** Identification of Natural Persons Behind Shell Companies in All-Cash Transactions, **6.** Liquidated Damages, **7.** Mediation, **8.** Non-Confidentiality of Offers, **9.** Online or Wire Funds Transfers
F. Other Factors Affecting Property **(Pages 12-14)**	**1.** Community Enhancement and Private Transfer Fees, **2.** General Recall/Defective Product/Class Action Information, **3.** Homeowner Associations and Covenants, Conditions and Restrictions ("CC&Rs"); Charging Stations; FHA/VA Approval, **4.** Legal Action, **5.** Marketing; Internet Advertising; Internet Blogs; Social Media, **6.** PACE Loans and Liens, **7.** Re-Keying, **8.** Solar Panel Leases **9.** Recording Devices
G. Local Disclosures and Advisories **(Page 14)**	As may be attached.

A. Investigation of Physical Conditions

1. EASEMENTS, ACCESS AND ENCROACHMENTS: Buyer and Seller are advised that confirming the exact location of easements, shared or private driveways or roadways, and encroachments on or to the Property may be possible only by conducting a survey. There may be unrecorded easements, access rights, encroachments and other agreements affecting the Property that may not be disclosed by a survey. Representations regarding these items that are made in a Multiple Listing Service or advertisements, or plotted by a title company are often approximations, or based upon inaccurate or incomplete records. Unless otherwise specified by Broker in writing, Brokers have not verified any such matters or any representations made by Seller(s) or others. If Buyer wants further information, Buyer is advised and Broker(s) recommend that Buyer hire a licensed surveyor during Buyer's inspection contingency period. Brokers do not have expertise in this area.

2. ENVIRONMENTAL HAZARDS: Buyer and Seller are advised that the presence of certain kinds of organisms, toxins and contaminants, including, but not limited to, mold (airborne, toxic or otherwise), fungi, mildew, lead-based paint and other lead contamination, asbestos, formaldehyde, radon, pcb's, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, urea formaldehyde, or other materials may adversely affect the Property and the health of individuals who live on or work at the property as well as pets. Some municipalities may impose additional requirements regarding underground storage tanks, which may be more common in certain areas and cities throughout the State, especially where there are larger, older homes built before 1935. It is possible that these tanks, either now or in the future, may require inspections or abatement. If Buyer wants further information, Buyer is advised, and Broker(s) recommends, that Buyer have the Property inspected for the existence of such conditions and organisms, and conditions that may lead to their formation. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Buyer is also advised to consult with appropriate experts regarding this topic during Buyer's inspection contingency period. Broker recommends that Buyer and Seller read the booklets titled, "Residential Environmental Hazards: A Guide for Homeowners, Homebuyers, Landlords and Tenants," and "Protect Your Family From Lead In Your Home." Brokers do not have expertise in this area.

3. FORMALDEHYDE: Formaldehyde is a substance known to the State of California to cause cancer. Exposure to formaldehyde may be caused by materials used in the construction of homes. The United States Environmental Protection Agency, the California Air Resources Board, and other agencies have measured the presence of formaldehyde in the indoor air of select homes in California. Levels of formaldehyde that present a significant cancer risk have been measured in most homes that were tested. Formaldehyde is present in the air because it is emitted by a variety of building materials and home products used in construction. The materials include carpeting, pressed wood products, insulation, plastics, and glues. Most homes that have been tested elsewhere do contain formaldehyde, although the concentrations vary from home to home with no obvious explanation for the differences. One of the problems is that many suppliers of building materials and home products do not provide information on chemical ingredients to builders. Buyers may have further questions about these issues. Buyer is advised to consult with appropriate experts regarding this topic during Buyer"s inspection contingency period. Broker(s) recommend that Buyer and Seller read the booklet titled "Residential Environmental Hazards: A Guide for Homeowners, Homebuyers, Landlords and Tenants." Brokers do not have expertise in this area.

4. GEOLOGIC HAZARDS: Buyer and Seller are advised that California has experienced earthquakes in the past, and there is always a potential of future earthquakes. Damage caused by an earthquake may not be discoverable by a visual inspection of Buyer(s) or Broker(s). Inspection by a licensed, qualified professional is strongly recommended to determine the structural integrity and safety of all structures and improvements on the Property. If the Property is a condominium, or located in a planned unit development or in a common interest subdivision, Buyer is advised to contact the homeowners association about earthquake repairs and retrofit work and the possibility of an increased or special assessment to defray the costs of earthquake repairs or retrofit work. Buyer is encouraged to obtain and read the booklet entitled, "The Homeowner's Guide to Earthquake Safety." In most cases a questionnaire within the booklet must be completed by Seller and the entire booklet given to the Buyer if the Property was built prior to 1960. If the Property was built before 1975, and contains structures constructed of masonry or precast (tilt up) concrete walls, with wood frame floors or roof, or if the building has unreinforced masonry walls, then Seller must provide Buyer a pamphlet entitled "The Commercial Property Owner's Guide to Earthquake Safety." Many areas have a wide range of geologic problems and numerous studies have been made of these conditions. Some of this information is available for public review at city and county planning departments. Buyer is encouraged to review the public maps and reports and/or obtain a geologist's inspection report. Buyer may be able to obtain earthquake insurance to protect their interest in the Property. Sellers who agree to provide financing should also consider requiring Buyers to obtain such insurance naming Seller(s) as insured lien holder(s). Brokers do not have expertise in this area.

5. INSPECTIONS: Buyer and Seller are advised that Buyer has the right to obtain various inspections of the Property under most residential purchase agreements. Buyer is advised to have the Property inspected by a professional property inspection service within Buyer's inspection contingency period. A licensed building contractor or other professional may perform these services. The inspector generally does not look behind walls or under carpets, or take equipment apart. Certain items on the Property, such as chimneys and spark arresters, plumbing, heating, air conditioning, electrical wiring, pool and spa, septic system, well, roof, foundation and structural items may need to be inspected by another professional, such as a chimney sweep, plumber, electrician, pool and spa service, septic or well company or roofer. A general physical inspection typically will not test for mold, wood destroying pests, lead-based paint, radon, asbestos and other environmental hazards, geologic conditions, age, remaining useful life or water-tightness of roof, cracks, leaks or operational problems associated with a pool or spa or connection of the Property to a sewer system. If Buyer wants further information on any aspect of the Property, Broker recommends that Buyer have a discussion with the professional property inspector and that Buyer hire an appropriate professional for the area of concern to Buyer. Brokers do not verify the results of any such inspection or guarantee the performance of any such inspector or service. Any election by Buyer to waive the right to a physical inspection of the Property or to rely on somebody other than an appropriate professional is against the advice of Brokers. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Brokers do not have expertise in these area.

6. MOLD: Buyer and Seller are advised that the presence of certain kinds of mold, fungi, mildew and other organisms, sometimes referred to as "toxic mold" (collectively "Mold"), may adversely affect the Property and the health of individuals who live on or work at the Property as well as pets. Mold does not affect all people the same way, and may not affect some people at all. Mold may be caused by water leaks or other sources of moisture such as, but not limited to, flooding, and leaks in windows, pipes and roof. Seller is advised to disclose the existence of any such conditions of which he or she is aware. Buyer should carefully review all of Seller's disclosures for any indication that any of these conditions exist. It is, however, possible that Mold may be hidden and that Seller is completely unaware of its existence. In addition, Mold is often undetectable from a visual inspection, a professional general property inspection and even a structural pest control inspection. Brokers do not have expertise in this area. If Buyer wants further information, Broker recommends that Buyer have the Property tested for Mold by an environmental hygienist or other appropriate professional during Buyer's inspection contingency period. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Brokers do not have expertise in this area.

7. PETS AND ANIMALS: Buyer and Seller are advised that the current or previous owner(s) may have had domesticated or other pets and animals at the Property. Odors from animal urine or other contamination may be dormant for long periods of time and then become active because of heat, humidity or other factors and might not be eliminated by cleaning or replacing carpets or other cleaning methods. Pet urine and feces can also damage hardwood floors and other floor coverings. Additionally, an animal may have had fleas, ticks and other pests that remain on the Property after the animal has been removed. If Buyer wants further information, Broker(s) recommend that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

8. SEPTIC SYSTEMS: Buyer and Seller are advised that a property may be served by one or more septic systems even though adjoining properties are connected to a sewer line. Buyer and Seller are also advised that some septic tanks and systems may have been abandoned or have leaked into ground water sources. Buyer is advised to contact the appropriate government agency to verify that the Property is connected to a sewer or served by a septic system. If the Property is served by a septic system, it may consist of a septic tank, cesspool, pits, leach lines or a combination of such mechanisms ("collectively, System"). No representation or warranty is made by Seller or Broker concerning the condition, operability, size, capacity or future expansion of a System, nor whether a System is adequate for use by the intended occupants of the Property. A change in the number of occupants or the quantity, composition or methods of depositing waste may affect the efficiency of the System. In addition, the amount of rainfall and ground water table may also affect the efficiency of the System. Many factors including, but not limited to, natural forces, age, deterioration of materials and the load imposed on a System can cause the System to fail at any time. Broker recommends that Buyer obtain an independent evaluation of any System by a qualified sanitation professional during Buyer's inspection contingency period. Buyer should consult with their sanitation professional to determine if their report includes the tank only, or other additional components of the System such as pits and leach fields. Not all inspectors are licensed and licenses are not available for all types of inspection activities. In some cases, Buyer's lender as well as local government agencies may require System inspection. System-related maintenance costs may include, but not be limited to, locating, pumping or providing outlets to ground level. Brokers are unable to advise Buyer or Seller regarding System-related issues or associated costs, which may be significant. If Buyer and Seller agree to obtain a System inspection, Buyer and Seller are cautioned that the inspection cost may include, but not be limited to, the costs of locating, pumping or providing outlets to ground level. Brokers do not have expertise in this area.

9. SOIL AND GEOLOGIC CONDITIONS: Buyer and Seller are advised that real estate in California is subject to settling, slippage, contraction, expansion erosion, subsidence, earthquakes and other land movement. The Property may be constructed on fill or improperly compacted soil and may have inadequate drainage capability. Any of these matters can cause structural problems to improvements on the Property. Civil or geo-technical engineers are best suited to evaluate soil stability, grading, drainage and other soil conditions. Additionally, the Property may contain known or unknown mines, mills, caves or wells. If Buyer wants further information, Broker recommends that Buyer hire an appropriate professional. Not all inspectors are licensed and licenses are not available for all types of inspections. Brokers do not have expertise in this area.

10. SQUARE FOOTAGE, LOT SIZE, BOUNDARIES AND SURVEYS: Buyer and Seller are advised that only an appraiser or land surveyor, as applicable, can reliably confirm square footage, lot size, Property corners and exact boundaries of the Property. Representations regarding these items that are made in a Multiple Listing Service, advertisements, and from property tax assessor records are often approximations, or based upon inaccurate or incomplete records. Fences, hedges, walls or other barriers may not represent actual boundary lines. Unless otherwise specified by Broker in writing, Brokers have not verified any such boundary lines or any representations made by Seller or others concerning square footage, lot size, Property corners or exact boundaries. Standard title insurance does not insure the boundaries of the Property. If the exact square footage or lot size or location of Property corners or boundaries is an important consideration in Buyer's decision to purchase the Property and/or how much Buyer is willing to pay for the Property, then Buyer must independently conduct Buyer's own investigation through appropriate professionals, appraisers, or licensed surveyors and rely solely on their data, recognizing that all measurements may not be consistent and that different sources may have different size assessments. Brokers do not have expertise in this area.

Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026 www.zipLogix.com   Untitled



11. WATER INTRUSION: Buyer and Seller are advised that many homes suffer from water intrusion or leakage. The causes of water intrusion are varied, and can include defective construction, faulty grading, deterioration of building materials and absence of waterproof barriers. Water intrusion can cause serious damage to the Property. This damage can consist of wood rot, mold, mildew and even damage to the structural integrity of the Property. The cost of repairing and remediating water intrusion damage and its causes can be very significant. The existence and cause of water intrusion is often difficult to detect. Because you, your Broker or a general home inspector cannot visually observe any effects of water intrusion, Buyer and Seller should not assume that such intrusion does not exist. Broker recommends that Buyer have the Property inspected for water intrusion by an appropriate professional. Brokers do not have expertise in this area.

12. WELL AND WATER SYSTEM(S): Buyer and Seller are advised that the Property may be served by one or more water wells, springs, or private community or public water systems. Any of these private or public water systems may contain bacteria, chemicals, minerals and metals, such as chromium. Well(s) may have been abandoned on the Property. Buyer is advised to have both the quality and the quantity of water evaluated, and to obtain an analysis of the quality of any domestic and agricultural water in use, or to be used at the Property, from whatever source. Water quality tests can include not only tests for bacteria, such as coliform, but also tests for organic and inorganic chemicals, metals, mineral content and gross alpha testing for radioactivity. Broker recommends that Buyer consult with a licensed, qualified well and pump company and local government agency to determine whether any well/spring or water system will adequately serve Buyer's intended use and that Buyer have a well consultant perform an extended well output test for this purpose. Water well or spring capacity, quantity output and quality may change at any time. There are no guarantees as to the future water quality, quantity or duration of any well or spring. If Buyer wants further information, Broker(s) recommend that Buyer obtain an inspection of the condition, age, adequacy and performance of all components of the well/spring and any water system during Buyer's inspection contingency period. Brokers do not have expertise in this area.

13. WOOD DESTROYING PESTS: Buyer and Seller are advised that the presence of, or conditions likely to lead to the presence of infestation or infection of wood destroying pests and organisms may adversely affect the Property. Inspection reports covering these items can be separated into two sections: Section 1 identifies areas where infestation or infection is evident. Section 2 identifies areas where there are conditions likely to lead to infestation or infection. If Buyer wants further information, Buyer is advised and Broker recommends that Buyer have the Property inspected for the existence of such conditions and organisms, and conditions that may lead to their formation, by a registered structural pest control company during Buyer's inspection contingency period. Brokers do not have expertise in this area.

B. Property Use and Ownership

1. ACCESSORY DWELLING UNITS: Accessory Dwelling Units (ADUs) are known by many names: granny flats, in-law units, backyard cottages, secondary units and more. California has passed laws to promote the development of ADUs. Additional information about ADUs can be found at http://hcd.ca.gov/policy-research/AccessoryDwellingUnits.shtml. Buyer is advised to check with appropriate government agencies or third party professionals to verify permits and legal requirements and the effect of such requirements on current and future use and rentability of the Property, its development and size. Brokers do not have expertise in this area.

2. BUILDING PERMITS, ZONING AND CODE COMPLIANCE: Buyer and Seller are advised that any structure on the Property, including the original structure and any addition, modification, remodel or improvement may have been built without permits, not according to building codes, or in violation of zoning laws. Further, even if such structure was built according to the then-existing code or zoning requirement, it may not be in compliance with current building standards or local zoning. It is also possible that local law may not permit structures that now exist to be rebuilt in the event of damage or destruction. Certain governmental agencies may require periodic inspections to occur in the future. If Buyer wants further information, Broker(s) recommend that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

3. BUYER INTENDED FUTURE USE OF, AND MODIFICATIONS TO, THE PROPERTY: Buyer and Seller are advised that Seller's existing use of the property may not be consistent with Buyer's intended use or any future use that Buyer makes of the property, whether or not Buyer has any current plans to change the use. Buyer is advised to check with appropriate government agencies or third party professionals to verify what legal requirements are needed to accommodate any change in use. In addition, neither Seller nor Broker make any representations as to what modifications Buyer can make to the Property after close of escrow as well as any cost factors associated with any such modifications. Buyer is advised to check with his own licensed contractor and other such professionals as well as with the appropriate government agencies to determine what modifications Buyer will be allowed to make after close of escrow. Brokers do not have expertise in this area.

4. CALIFORNIA FAIR PLAN: Buyer and Seller are advised that insurance for certain hillside, oceanfront and brush properties may be available only from the California Fair Plan. This may increase the cost of insurance for such properties and coverage may be limited. Broker(s) recommend that Buyer consult with Buyer's own insurance agent during Buyer's inspection contingency period regarding the availability of coverage under the California Fair Plan and the length of time it may take for processing of a California Fair Plan application. Brokers do not have expertise in this area.

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STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 5 OF 14)
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5. FUTURE REPAIRS, REPLACEMENTS AND REMODELS: Buyer and Seller are advised that replacement or repairs of certain systems or rebuilding or remodeling of all or a portion of the Property may trigger requirements that homeowners comply with laws and regulations that either come into effect after Close of Escrow or are not required to be complied with until the replacement, repair, rebuild or remodel has occurred. Permit or code requirements or building standards may change after Close of Escrow, resulting in increasing costs to repair existing features. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

6. HEATING VENTILATING AND AIR CONDITIONING SYSTEMS: Changes to state and federal energy efficiency regulations impact the installation, replacement and some repairs of heating and air conditioning units (HVAC). Federal regulations now require manufacturers of HVAC units to produce only units meeting a new higher Seasonal Energy Efficiency Rating (SEER). This will likely impact repairs and replacements of existing HVAC units. State regulations now require that when installing or replacing HVAC units, with some exceptions, duct work must be tested for leaks. Duct work leaking more than 15 percent must be repaired to reduce leaks. The average existing duct work typically leaks 30 percent. More information is available at the California Energy Commission's website http://www.energy.ca.gov/title24/changeout. Home warranty policies may not cover such inspections or repairs. The phase out of the use of R-22 Freon will have an impact on repairs and replacement of existing air conditioning units and heat pumps. More information is available from the Environmental Protection Agency at http://www.epa.gov/ozone/title6/phaseout/22phaseout.html. New efficiency standards are also in place for water heaters. As a consequence, replacement water heaters will generally be larger than existing units and may not fit in the existing space. Additional venting and other modifications may be required as well. More information is available from the U.S. Department of Energy at http://www1.eere.energy.gov/buildings/appliance_standards/product. aspx/productid/27. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

7. HISTORICAL DESIGNATION, COASTAL COMMISSION, ARCHITECTURAL, LANDSCAPE, AGRICULTURAL OR OPEN SPACE AND OTHER RESTRICTIONS ON BUILDINGS OR IMPROVEMENTS: Buyer and Seller are advised that the Property may be: (i) designated as a historical landmark, (ii) protected by a historical conservancy, (iii) subject to an architectural or landscaping review process, (iv) within the jurisdiction of the California Coastal Commission or other government agency, or (v) subject to a contract preserving use of all or part of the Property for agriculture or open space. If the Property is so designated or within the jurisdiction of any such, or similar, government agency, then there may be restrictions or requirements regarding Buyer's ability to develop, remove or trim trees or other landscaping, remodel, make improvements to and build on or rebuild the Property. Broker(s) recommend that Buyer satisfy him/herself during Buyer's inspection contingency period if any of these issues are of concern to Buyer. Brokers do not have expertise in this area.

8. INSURANCE, TITLE INSURANCE AND TITLE INSURANCE AFTER FORECLOSURE: Buyer and Seller are advised that Buyer may have difficulty obtaining insurance regarding the Property if there has been a prior insurance claim affecting the Property or made by Buyer but unrelated to the Property. Seller is required by C.A.R. Form RPA to disclose known insurance claims made during the past five years (C.A.R. Form SPQ or ESD). Sellers may not be aware of claims prior to their ownership. If Buyer wants further information, Broker(s) recommend that, during Buyer's inspection contingency period, Buyer conduct his or her own investigation for past claims. Buyer may need to obtain Seller's consent in order to have access to certain investigation reports. If the Property is a condominium, or is located in a planned unit development or other common interest subdivision, Buyer and Seller are advised to determine if the individual unit is covered by the Homeowner's Association Insurance and the type of insurance coverage that Buyer may purchase. Broker(s) recommend that Buyer consult Buyer's insurance agents during Buyer's inspection contingency period to determine the need, availability and possibility of securing any and all forms of other insurance or coverage or any conditions imposed by insurer as a requirement of issuing insurance. If Buyer does any repairs to the property during the escrow period or Buyer takes possession prior to Close of Escrow or Seller remains in possession after Close of Escrow, whether for a limited or extended period of time, Broker(s) recommend that Buyer and Seller each consult with their own insurance agent regarding insurance or coverage that could protect them in the transaction (including but not limited to: personal property, flood, earthquake, umbrella and renter's). Buyer and Seller are advised that traditional title insurance generally protects Buyer's title acquired through the sale of the property. While all title insurance policies, as do all insurance policies, contain some exclusions, some title insurance policies contain exclusions for any liability arising from a previous foreclosure. This can occur when a short sale has occurred but the lender mistakenly has also proceeded with a foreclosure. Buyer is strongly advised to consult with a title insurer to satisfy themselves that the policy to be provided adequately protects their title to the property against other possible claimants. Brokers do not have expertise in this area.

9. LAND LEASE: Buyer and Seller are advised that certain developments are built on leased land. This means that: (i) Buyer does not own the land, (ii) the right to occupy the land will terminate at some point in time, (iii) the cost to lease the land may increase at some point in the future, and (iv) Buyer may not be able to obtain title insurance or may have to obtain a different type of title insurance. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an attorney or other appropriate professional. Brokers do not have expertise in this area.

10. MARIJUANA, CANNABIS, AND METHAMPHETAMINE LABS: Buyer and Seller are advised that California law permits individual patients to cultivate, possess and use marijuana for medical purposes. Furthermore, California law permits primary caregivers, lawfully organized cooperatives, and collectives to cultivate, distribute and possess marijuana for medicinal purposes. California law also allows recreational use of marijuana for adults, as well as limited rights for individuals to grow and cultivate marijuana, and rights of others, subject to a licensing process, to grow, cultivate and distribute marijuana for recreational use. California's medical and recreational marijuana laws are in direct conflict with federal law which recognizes no lawful use for marijuana and has no exemptions for medical use. Federal criminal penalties, some of which mandate prison time, remain in effect for the possession, cultivation and distribution of marijuana. Buyer and Seller are strongly advised to seek legal counsel as to the legal risks and issues surrounding owning or purchasing a property where medical or any other marijuana activity is taking place. Marijuana storage, cultivation and processing carry the risk of causing mold, fungus or moisture damage to a property, additionally, some properties where marijuana has been cultivated have had alterations to the structure or the electrical system which may not have been done to code or with permits and may affect the safety of the structure or the safe operation of the electrical system. Buyer is strongly advised to retain an environmental hygienist contractor and other appropriate professionals to inspect a property where medical or any other marijuana activity has taken place. Broker recommends that Buyer and Seller involved with a property where there is medical marijuana activity or where it may take place review the California Attorney General's Guidelines for the "Security and Non-Diversion of Marijuana Grown for Medical Use" (https://oag.ca.gov/system/files/attachments/press_releases/n1601_medicalmarijuanaguidelines.pdf) and the U.S. Department of Justice memo regarding marijuana prosecutions at https://www.justice.gov/opa/press-release/file/1022196/download. Brokers do not have expertise in this area. While no state law permits the private production of methamphetamine, some properties have been the site of an illegal methamphetamine laboratory. State law imposes an obligation to notify occupants, a ban on occupying the property and clean up requirements when authorities identify a property as being contaminated by methamphetamine. Buyer is advised that a property where methamphetamine has been produced may pose a very serious health risk to occupants. Buyer is strongly advised to retain an environmental hygienist contractor or other appropriate professionals to inspect the property if methamphetamine production is suspected to have taken place. Brokers do not have expertise in this area.

11. OWNER'S TITLE INSURANCE: The Truth in Lending/RESPA integrated disclosure (TRID) established by the Consumer Financial Protection Bureau (CFPB) requires that lenders must tell borrowers that title insurance is "optional." While obtaining an owner's policy of title insurance may be "optional", it may be a contractual requirement as between Buyer and Seller. Furthermore, California Civil Code § 1057.6 requires that Buyers be provided with the following notice: "IMPORTANT: IN A PURCHASE OR EXCHANGE OF REAL PROPERTY, IT MAY BE ADVISABLE TO OBTAIN TITLE INSURANCE IN CONNECTION WITH THE CLOSE OF ESCROW SINCE THERE MAY BE PRIOR RECORDED LIENS AND ENCUMBRANCES WHICH AFFECT YOUR INTEREST IN THE PROPERTY BEING ACQUIRED. A NEW POLICY OF TITLE INSURANCE SHOULD BE OBTAINED IN ORDER TO ENSURE YOUR INTEREST IN THE PROPERTY THAT YOU ARE ACQUIRING."

Additionally, even the CFPB on its "ask CFPB" "What is owner's title insurance?" page advises "You may want to buy an owner's title insurance policy, which can help protect your financial interest in the home." Moreover, not obtaining an owner's policy may increase the cost of the lender's policy (required by most lenders), possibly require the separate purchase of a preliminary title report, and may have an impact on the sale of the Property in the future.

Buyers who decide to opt out of obtaining an owner's title insurance policy are acting against the advice of Brokers as well as the advice provided in the California Civil Code 1057.6 and by the CFPB. Brokers do not have expertise in this area.

12. RENT AND EVICTION CONTROL LAWS AND ORDINANCES: Buyer and Seller are advised that some cities and counties impose or may impose restrictions that limit the rent that can be charged to a tenant, the maximum number of tenants who can occupy the property, the right of a landlord to terminate a tenancy and the costs to do so. If Buyer wants further information, Broker(s) recommend that Buyer investigate the issue with an appropriate government authority or HOA during Buyer's inspection contingency period. Brokers do not have expertise in this area.

13. RETROFIT, BUILDING REQUIREMENTS, AND POINT OF SALE REQUIREMENTS: Buyer and Seller are advised that state and local Law may require (i) the installation of operable smoke detectors, (ii) bracing or strapping of water heaters, and (iii) upon sale completion of a corresponding written statement of compliance that is delivered to Buyer. Although not a point of sale or retrofit obligation, state law may require the property to have operable carbon monoxide detection devices. Additionally, some city and county governments may impose additional retrofit standards at time of sale including, but not limited to, installing or retrofitting low-flow toilets and showerheads, gas shut-off valves, fireplaces, and tempered glass. Further, there may be potential health impacts from air pollution caused from burning wood. Exposure to particulate matter from the smoke may cause short-term and long-term health effects. Buyers should consult with licensed professional to inspect, properly maintain, and operate a wood burning stove or fireplace. Broker(s) recommend that Buyer and Seller consult with the appropriate government agencies, inspectors, and other professionals to determine the retrofit standards for the Property, the extent to which the Property complies with such standards, and the costs, if any, of compliance. Brokers do not have expertise in this area.

14. SHORT TERM RENTALS AND RESTRICTIONS: Buyer and Seller are advised that some cities, counties and Homeowner Associations (HOAs) do impose or may impose restrictions that limit or prohibit the right of the owner or occupant to rent-out the Property for short periods of time (usually 30 Days or less). In short term rentals, as well as all rentals, Buyer and Seller are advised to seek assistance to ensure compliance with all fair housing laws and regulations. If Buyer wants further information, Broker(s) recommend that Buyer investigate the issue with an appropriate government authority or HOA during Buyer's inspection contingency period. Brokers do not have expertise in this area.

15. VIEWS: Buyer and Seller are advised that present views from the Property may be affected by future development or growth of trees and vegetation on adjacent properties and any other property within the line of sight of the Property. Brokers make no representation regarding the preservation of existing views. If Buyer wants further information, Broker(s) recommend that Buyer review covenants, conditions and restrictions, if any, and contact neighboring property owners, government agencies and homeowner associations, if any, during Buyer's inspection contingency period. Brokers do not have expertise in this area.

16. SWIMMING POOL, SECURITY AND SAFETY: Buyer and Seller are advised that state and local Law may require the installation of barriers, anti-entrapment grates, access alarms, self-latching mechanisms, pool covers, exit alarms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property. Compliance requirements differ from city to city and county to county. Unless specifically agreed, the Property may not be in compliance with these requirements. If Buyer wants further information, Broker(s) recommend that Buyer contact local government agencies about these restrictions and other requirements. State law requires that new pools and spas be equipped with at least two of seven specified drowning prevention safety features. Home inspectors have a statutory obligation to perform a non-invasive physical examination of the pool area to identify which safety features are present. Brokers do not have expertise in this area.

17. WATER SHORTAGES AND CONSERVATION: Buyer and Seller are advised that the Property may be located in an area that could experience water shortages. The policies of local water districts and the city or county in which the Property is located can result in the occurrence of any or all of the following: (i) limitations on the amount of water available to the Property, (ii) restrictions on the use of water, and (iii) an increasingly graduated cost per unit of water use, including, but not limited to, penalties for excess usage. For further information, Broker recommends that Buyer contact the supplier of water to the Property regarding the supplier's current or anticipated policies on water usage and to determine the extent to which those policies may affect Buyer's intended use of the Property. If the Property is serviced by a private well, Buyer is advised that drought conditions and/or a low water table may make it necessary to arrange, through a private supplier, for delivery of water to the Property. Buyers should contact water truck companies for the costs involved. Brokers do not have expertise in this area.

18. 1915 IMPROVEMENT BOND MELLO-ROOS COMMUNITY DISTRICT, AND OTHER ASSESSMENT DISTRICTS: Buyer and Seller are advised that the Property may be subject to an improvement bond assessment under the Improvement Bond Act of 1915, a levy of a special tax pursuant to a Mello-Roos Community Facilities district, and/or a contractual assessment as provided in Section 5898.24 of the Streets And Highways Code or other assessment districts. Seller is generally required to make a good faith effort to obtain a disclosure notice from any local agency collecting such taxes and deliver such notice to Buyers. If there is a question as to whether an existing bond or assessment will be prorated as of the close of escrow, or whether Seller will pay off the bond or assessment at close of escrow, Buyers are advised to discuss the matter with the appropriate entity and address the responsibility for payment in negotiations for the purchase agreement or amendment prior to removing contingencies. Some cities and other localities have begun, or have the intention to begin, the process of requiring the replacement of utility poles by requiring that utility lines be buried underground. These projects can result in special tax assessments and set-up costs that are imposed on individual property owners. Brokers do not have expertise in this area.

C. Off-Site and Neighborhood Conditions

1. GOLF COURSE DISCLOSURES: Buyer and Seller are advised that if the Property is located adjacent to or near a golf course the following may apply: (i) Stray golf balls - Any residence near a golf course may be affected by errant golf balls, resulting in personal injury or destruction to property. Golfers may attempt to trespass on adjacent property to retrieve golf balls even though the project restrictions may expressly prohibit such retrieval. (ii) Noise and lighting - The noise of lawn mowers irrigation systems and utility vehicles may create disturbances to homeowners. Maintenance operations may occur in the early morning hours. Residents living near the clubhouse may be affected by extra lighting, noise, and traffic. (iii) Pesticides and fertilizer use - A golf course may be heavily fertilized, as well as subjected to other chemicals during certain periods of the year. (iv) Irrigation system - Golf course sprinkler systems may cause water overspray upon adjacent property and structures. Also the irrigation system of a golf course may use reclaimed and retreated wastewater. (v) Golf carts - Certain lots may be affected more than others by the use of golf carts. Lots adjacent to a tee or putting green may be subject to noise disturbances and loss of privacy. (vi) Access to golf course from residences - It is likely that most residences will not have direct access from their lots to the golf course. The project restrictions may disclaim any right of access or other easements from a resident's lot onto the golf course. (vii) View obstruction - Residents living near a golf course may have their views over the golf course impacted by maturing trees and landscaping or by changes to the course's configuration. (viii) Water restrictions - As some municipalities face water shortages, the continued availability of water to the

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golf course may be restricted or otherwise reduced by the local water agency. If Buyer wants further information, Broker(s) recommend that Buyer contact the local water agency regarding this matter. Brokers do not have expertise in this area.

2. NEIGHBORHOOD, AREA, PERSONAL FACTORS, BUYER INTENDED USE, HIGH SPEED RAILS, AND SMOKING RESTRICTIONS: Buyer and Seller are advised that the following may affect the Property or Buyer's intended use of it: neighborhood or area conditions, including schools, proximity and adequacy of law enforcement, crime, fire protection, other government services, availability, adequacy and cost of any speed-wired, wireless internet connections or other telecommunications or other technology services and installations, proximity to medical marijuana growing or distribution locations, cell phone towers, manufacturing, commercial, industrial, airport or agricultural activities or military ordnance locations, existing and proposed transportation, construction, and development, any other source that may affect noise, view, traffic, or odor, wild and domestic animals, susceptibility to tsunami and adequacy of tsunami warnings, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally-protected sites or improvements, cemeteries, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer and FAA requirements for recreational and non-recreational use of Unmanned Aircraft Systems (UAS) (drones) (see UAS frequently asked questions http://www.faa.gov/uas/faqs/). California is potentially moving toward high speed rail service between Northern and Southern California. This rail line could have an impact on the Property if it is located nearby. More information on the timing of the project and routes is available from the California High-Speed Rail Authority at www.cahighspeedrail.ca.gov/. The State of California has long-standing no smoking laws in place restricting smoking in most business and some public spaces. Local jurisdictions may enact laws that are more restrictive than state law. Many California cities have enacted restrictions on smoking in parks, public sidewalks, beaches and shopping areas. Some jurisdictions have restrictions entirely banning smoking inside privately owned apartments and condominiums as well as in the common areas of such structures, or limiting smoking to certain designated areas. If Buyer wants further information, Broker(s) recommend that Buyer contact local government agencies about these restrictions. Brokers do not have expertise in this area.

3. NEIGHBORHOOD NOISE SOURCES: Buyer and Seller are advised that even if the Property is not in an identified airport noise influence area, the Property may still be subject to noise and air disturbances resulting from airplanes and other aircraft, commercial or military or both, flying overhead. Other common sources of noise include nearby commercial districts, schools, traffic on streets, highways and freeways, trains and general neighborhood noise from people, dogs and other animals. Noise levels and types of noise that bother one person may be acceptable to others. Buyer is advised to satisfy him/herself with regard to any sources of and amounts of noise at different times of day and night. Brokers do not have expertise in this area.

4. SCHOOLS: Buyer and Seller are advised that children living in the Property may not, for numerous reasons, be permitted to attend the school nearest the Property. Various factors including, but not limited to, open enrollment policies, busing, overcrowding and class size reductions may affect which public school serves the Property. School district boundaries are subject to change. Buyer is advised to verify whether the Property is now, and at the Close of Escrow will be, in the school district Buyer understands it to be in and whether residing in the Property entitles a person to attend any specific school in which that Buyer is interested. Broker(s) recommend that Buyer contact the local school or school district for additional information during Buyer's inspection contingency period. Brokers do not have expertise in this area.

5. UNDERGROUND PIPELINES AND UTILITIES: Throughout California underground pipelines transport natural gas, liquid fuel and other potentially hazardous materials. These pipelines may or may not provide utility services to the Property. Information about the location of some of the pipelines may be available from a company that also provides disclosures of natural and other hazards or from other sources of public maps or records. Proximity to underground pipelines, in and of itself, does not affirmatively establish the risk or safety of the property. If Buyer wants further information about these underground pipelines and utilities, Buyer is advised to consult with appropriate experts during Buyer's inspection contingency period. Brokers do not have expertise in this area.

D. Legal Requirements (Federal, State and Local)

1. DEATH ON THE PROPERTY: California Civil Code Section 1710.2 protects a seller from: (i) failing to disclose a death on the property that occurred more than 3 years before a buyer has made an offer on a property; and (ii) failing to disclose if an occupant of a property was afflicted with HIV/AIDS, regardless of whether a death occurred or if so, when. Section 1710.2 does not protect a seller from making a misrepresentation in response to a direct inquiry. If the Buyer has any concerns about whether a death occurred on the Property or the manner, location, details or timing of a death, the buyer should direct any specific questions to the Seller in writing. Brokers do not have expertise in this area.

2. EARTHQUAKE FAULT ZONES AND SEISMIC HAZARD ZONES: Buyer and Seller are advised that California Public Resources Code Sections 2622 and 2696 require the delineation and mapping of "Earthquake Fault Zones" along known active faults and "Seismic Hazard Zones" in California. Affected cities and counties must regulate certain development projects within these zones. Construction or development on affected properties may be subject to the findings of a geological report prepared by a registered California geologist. Generally, Seller must disclose if the Property is in such a zone and can use a research company to aid in the process. If Buyer wants further information, Broker recommends that,

SBSA REVISED 6/18 (PAGE 9 OF 14)

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 9 OF 14)
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during Buyer's inspection contingency period, Buyer make independent inquiries with such research companies or with appropriate government agencies concerning the use and improvement of the Property. Buyer is advised that there is a potential for earthquakes and seismic hazards even outside designated zones. Brokers do not have expertise in this area.

3. EPA's LEAD-BASED PAINT RENOVATION, REPAIR AND PAINTING RULE: The new rule requires that contractors and maintenance professionals working in pre-1978 housing, child care facilities, and schools with lead-based paint be certified; that their employees be trained; and that they follow protective work practice standards. The rule applies to renovation, repair, or painting activities affecting more than six square feet of lead-based paint in a room or more than 20 square feet of lead-based paint on the exterior. Enforcement of the rule begins October 1, 2010. See the EPA website at http://www.epa.gov/lead for more information. Buyer and Seller are advised to consult an appropriate professional. Brokers do not have expertise in this area.

4. FIRE HAZARDS: Buyer and Seller are advised that fires annually cause the destruction of thousands of homes. Due to varied climate and topography, certain areas have higher risks of fires than others. Certain types of materials used in home construction create a greater risk of fire than others. If the Property is located within a State Fire Responsibility Area or a Very High Fire Hazard Zone, generally Seller must disclose that fact to Buyer under California Public Resources Code Section 4136 and California Government Code Sections 51178 and 51183.5, and may use a research company to aid in the process. Owners of property may be assessed a fire prevention fee on each structure on each parcel in such zones. The fee may be adjusted annually commencing July 1, 2013. If Buyer wants further information, Broker recommends that, during Buyer's inspection contingency period, Buyer contact the local fire department and Buyer's insurance agent regarding the risk of fire. Buyer is advised that there is a potential for fires even outside designated zones. Brokers do not have expertise in this area.

5. FIRPTA/CALIFORNIA WITHHOLDING: Buyer and Seller are advised that: (i) Internal Revenue Code Section 1445, as of February 17, 2016, requires a Buyer to withhold and to remit to the Internal Revenue Service 15% of the purchase price of the property if the Seller is a non-resident alien, unless an express exemption applies. Only 10% needs to be withheld if the Buyer acquires the property as Buyer's residence and the price does not exceed $1,000,000. Seller may avoid withholding by providing Buyer a statement of non-foreign status. The statement must be signed by Seller under penalty of perjury and must include Seller's tax identification number. Buyer can also avoid having to withhold Federal taxes from Seller's Proceeds if the property price is $300,000 or less, and the Buyer signs an affidavit stating Buyer intends to occupy the property as a principal residence. (ii) California Revenue and Taxation Code Section 18662 requires that a Buyer withhold and remit to the California Franchise Tax Board 3 1/3% of the purchase price of the property unless the Seller signs an affidavit that the property was the Seller's (or the decedent's, if a trust or probate sale) principal residence or that the sales price is $100,000 or less or another express exemption applies. Exemptions from withholding also apply to legal entities such as corporations, LLCs, and partnerships. Brokers cannot give tax or legal advice. Broker recommends that Buyer and Seller seek advice from a CPA, attorney or taxing authority. Brokers do not have expertise in this area.

6. FLOOD HAZARDS: Buyer and Seller are advised that if the Property is located within a Special Flood Hazard Area, as designated by the Federal Emergency Management Agency (FEMA), or an area of Potential Flooding pursuant to California Government Code Section 8589.3, generally Seller must disclose this fact to Buyer and may use a research company to aid in the process. The National Flood Insurance Program was established to identify all flood plain areas and establish flood-risk zones within those areas. The program mandates flood insurance for properties within high-risk zones if loans are obtained from a federally-regulated financial institution or are insured by any agency of the United States Government. The extent of coverage and costs may vary. If Buyer wants further information, Broker(s) recommend that Buyer consult his or her lender and/or insurance agent during Buyer's inspection contingency period. Buyer is advised that there is a potential for flooding even outside designated zones. Brokers do not have expertise in this area.

7. MEGAN'S LAW DATABASE DISCLOSURE: Notice: Pursuant to Section 290.46 of the Penal Code, information about specific registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at http://www.meganslaw.ca.gov/. Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Brokers, in any, are required to check this website. If Buyer wants further information, Buyer should obtain information directly from this website.) Brokers do not have expertise in this area.

8. NOTICE OF YOUR SUPPLEMENTAL PROPERTY TAX BILL; ACCURATE SALES PRICE REPORTING: Buyer and Seller are advised that pursuant to Civil Code § 1102.6(c), Seller, or his or her agent, is required to provide the following notice to the Buyer:
"California property tax law requires the Assessor to revalue real property at the time the ownership of property changes. Because of this law, you may receive one or two supplemental tax bills, depending on when your loan closes.

The supplemental tax bills are not mailed to your lender. Even if you have arranged for your property tax payments to be paid through an impound account, the supplemental tax bills will not be paid by your lender. It is your responsibility to pay these supplemental bills directly to the Tax Collector. If you have any questions concerning this matter, please call your Tax Collector's Office."



Although the notice refers to loan closing as a trigger, it is actually the change of ownership which triggers this reassessment of property taxes. Therefore, the Property can be reassessed even if there is no loan involved in the purchase of the Property. The Purchase Agreement may allocate supplemental tax bills received after the Close of Escrow to the Buyer. A change (preliminary change) of ownership form is generally required to be filed by the Buyer with the local taxing agency. The form identifies the sales price of the Property. An assessor may value the Property at its fair market value regardless of the sales price declared by the Buyer. If Buyer wants further information concerning these matters, Broker(s) recommend that Buyer discuss the issue with the County Assessor or Tax Collector or their own tax or legal advisor. Brokers do not have expertise in this area.

9. ZONE MAPS MAY CHANGE: Maps that designate, among other things, Earthquake Fault Zones, Seismic Hazard Zones, State Fire Responsibility Areas, Very High Fire Hazard Zones, Special Flood Hazard Areas, and Potential Flooding Areas are occasionally redrawn by the applicable Government Agency. Properties that are currently designated in a specified zone or area could be removed and properties that are not now designated in a specified zone or area could be placed in one or more such zones or areas in the future. A property owner may dispute a FEMA flood hazard location by submitting an application to FEMA. Brokers do not have expertise in this area.

E. Contract Related Issues and Terms

1. ARBITRATION: Buyer and Seller are advised that arbitration is a process by which the disputing parties hire a neutral person to render a binding decision. Generally, arbitration is faster and less expensive than resolving disputes by litigating in court. The rules are usually less formal than in court, and it is a private process not a matter of public record. By agreeing to arbitration, the parties give up the right to a jury trial and to appeal the arbitrator's decision. Arbitration decisions have been upheld even when arbitrators have made a mistake as to the law or the facts. If the parties agree to arbitration, then after first attempting to settle the dispute through mediation, any dispute arising out of their agreement (with a few limited exceptions) must be submitted to binding arbitration. Buyer and Seller must weigh the benefits of a potentially quicker and less expensive arbitration against giving up the right to a jury trial and the right to appeal. Brokers cannot give legal advice regarding these matters. Buyers and Sellers must decide on their own, or with the advice of legal counsel, whether to agree to arbitration. Brokers do not have expertise in this area.

2. ELECTRONIC SIGNATURES: The ability to use electronic signatures to sign legal documents is a great convenience, facilitating the ability to send and receive documents and reach agreement in a real estate transaction. However, Buyers and Sellers are cautioned to carefully read each provision. Arrows indicating "sign here" are merely there for the convenience of finding the next signature line. Only sign if you have taken the time necessary to read each document thoroughly, have full knowledge, and consent to the terms provided in the document. Brokers strongly advise Buyers and Sellers to read the entire document before signing even if they have reviewed an earlier draft. Do not just scroll through or skip to the next signature line. You are signing a legally binding agreement. Read it carefully. Ask your Broker, Agent or legal advisor if you have questions or do not understand a provision, and sign only if you agree to be bound by the terms. Brokers do not have expertise in this area.

3. ESCROW FUNDS: Buyer and Seller are advised that California Insurance Code Section 12413.1 provides that escrow companies cannot disburse funds unless there are sufficient "good funds" to cover the disbursement. "Good funds" are defined as cash, wire transfers and cashiers' or certified checks drawn on California depositories. Escrow companies vary in their own definitions of "good funds." Broker(s) recommend that Buyer and Seller ask the escrow company regarding its treatment of "good funds." All samples and out-of-state checks are subject to waiting periods and do not constitute "good funds" until the money is physically transferred to and received by the escrow holder. Brokers do not have expertise in this area.

4. HOME WARRANTY: Buyer and Seller are advised that Buyer and Seller can purchase home warranty plans covering certain standard systems of the Property both before and after Close of Escrow. Seller can obtain coverage for the Property during the listing period. For an additional premium, an upgraded policy providing additional coverage for air conditioning, pool and spa and other features can be purchased. Home warranties do not cover every aspect of the Property and may not cover inspections or upgrades for repairs required by state or federal laws or pre-existing conditions. Broker(s) recommend that Buyer review the policy for details. Brokers do not have expertise in this area.

5. IDENTIFICATION OF NATURAL PERSONS BEHIND SHELL COMPANIES IN ALL-CASH TRANSACTIONS: The U.S. Treasury Department's Financial Crimes Enforcement Network (FinCEN) has issued Geographic Targeting Orders (GTOs) targeting alleged money laundering risk in the real estate sector. The GTOs will temporarily require U.S. title insurance companies to identify the natural persons behind shell companies used to pay "all cash" for residential real estate in certain major metropolitan areas where the purchase price equals or exceeds $300,000. FinCEN remains concerned that all-cash purchases (i.e., those without bank financing) may be conducted by individuals attempting to hide their assets and identity by purchasing residential properties through limited liability companies, corporations or other similar structures.

SBSA REVISED 6/18 (PAGE 11 OF 14)

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 11 OF 14)
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Untitled

GTOs have helped law enforcement identify possible illicit activity. FinCEN reported that a significant portion of covered transactions have dictated possible criminal activity associated with the individuals reported to be the beneficial owners behind shell company purchasers. Brokers do not have expertise in this area.

6. LIQUIDATED DAMAGES: Buyer and Seller are advised that a liquidated damages clause is a provision Buyer and Seller can use to agree in advance to the amount of damages that a seller will receive if a buyer breaches the Agreement. The clause usually provides that a seller will retain a buyer's initial deposit paid if a buyer breaches the agreement, and generally must be separately initialed by both parties and meet other statutory requirements to be enforceable. For any additional deposits to be covered by the liquidated damages clause, there generally must be another separately signed or initialed agreement (see C.A.R. Form RID). However, if the Property contains from 1 to 4 units, one of which a buyer intends to occupy, California Civil Code Section 1675 limits the amount of the deposit subject to liquidated damages to 3% of the purchase price. Even though both parties have agreed to a liquidated damages clause, an escrow company will usually require either a judge's or arbitrator's decision or instructions signed by both parties in order to release a buyer's deposit to a seller. Buyers and Sellers must decide on their own, or with the advice of legal counsel, whether to agree to a liquidated damages clause. Brokers do not have expertise in this area.

7. MEDIATION: Buyer and Seller are advised that mediation is a process by which the parties hire a neutral person to facilitate discussion and negotiation between the parties with the goal of helping them reach a settlement of their dispute. The parties generally share in the cost of this confidential, non-binding negotiation. If no agreement is reached, either party can pursue further legal action. Under C.A.R. Form RPA-CA: (i) the parties must mediate any dispute arising out of their agreement (with a few limited exceptions, such as matters within the jurisdiction of a small claims court) before they resort to arbitration or court, and (ii) if a party proceeds to arbitration or court without having first attempted to mediate the dispute, that party risks losing the right to recover attorney fees and costs even if he or she prevails. Brokers do not have expertise in this area.

8. NON CONFIDENTIALITY OF OFFERS: Buyer is advised that Seller or Listing Agent may disclose the existence, terms, or conditions of Buyer's offer, unless all parties and their agent have signed a written confidentiality agreement (such as C.A.R. Form CND). Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the Listing Agent's marketing strategy and the instructions of the Seller. Brokers do not have expertise in this area.

9. ONLINE OR WIRE FUNDS TRANSFERS: Instructions for the online or wire transfer of escrow deposits have been known to be intercepted by hackers who alter them so that Buyer's funds are actually wired to accounts controlled by criminals rather than the escrow company. Buyers should exercise extreme caution in making electronic funds transfers, verifying that the organization they are transferring funds to is, in fact, the escrow company and that their own bank account information is not being exposed. See C.A.R. Form WFA for further information. Brokers do not have expertise in this area.

F. Other Factors Affecting Property

1. COMMUNITY ENHANCEMENT AND PRIVATE TRANSFER FEES: Buyer and Seller are advised that some areas or communities may have enhancement fees or user-type fees, or private transfer taxes and fees, over and above any stated fees. The Federal Housing Finance Agency has issued a rule that prohibits Fannie Mae and Freddie Mac from purchasing loans made on properties with private transfer fees if those fees were established on or after February 8, 2011. See title 12 Code of Federal Regulations Section 1228 for more information and exceptions. Private transfer fees: (i) may last for a fixed period of time or in perpetuity, (ii) are typically calculated as a percentage of the sales price, and (iii) may have private parties, charitable organizations or interest-based groups as their recipients who may use the funds for social issues unrelated to the property. Brokers do not have expertise in this area.

2. GENERAL RECALL/DEFECTIVE PRODUCT/CLASS ACTION INFORMATION: Buyer and Seller are advised that government entities and manufacturers may at any time issue recall notices and/or warnings about products that may be present in the Property, and that these notices or warnings can change. The following nonexclusive, non-exhaustive list contains examples of recalled/defective products/class action information: horizontal furnaces, Whirlpool Microwave Hood Combination; RE-ConBuilding products roof tiles; Central Sprinkler Company Fire Sprinklers; Robert Shaw Water Heater Gas Control Valves; Trex Decking; water heaters; aluminum wiring; galvanized, abs, polybutylene PEX, KITEC® and copper pipe; and dry wall manufactured in China. There is no single, all-inclusive source of information on product recalls, defective products or class actions; however, the U.S. Consumer Product Safety Commission (CPSC) maintains a website that contains useful information. If Buyer wants further information regarding the items listed above, Broker(s) recommend that Buyer review the CPSC website at http://www.cpsc.gov/ during Buyer's inspection contingency period. Another source affiliated with the CPSC is http://saferproducts.gov/ which allows a Buyer to search by product type or product name. Buyer may also search using the various search engines on the Internet for the specified product



or products in question. Brokers recommend that Buyer satisfy themselves regarding recalled or defective products. Brokers will not determine if any aspect of the Property is subject to a recall or is affected by a class action lawsuit. Brokers do not have expertise in this area.

3. HOMEOWNER ASSOCIATIONS AND COVENANTS, CONDITIONS AND RESTRICTIONS ("CC&Rs"); CHARGING STATIONS; FHA/VA APPROVAL: Buyer and Seller are advised that if the Property is a condominium, or located in a planned unit development, or in a common interest subdivision, there are typically restrictions on use of the Property and rules that must be followed. Restrictions and rules are commonly found in Declarations and other governing documents. Further there is likely to be a homeowner association (HOA) that has the authority to affect the Property and its use. Whether or not there is a HOA, the Property may still be subject to CC&Rs restricting use of the Property. The HOA typically has the authority to enforce the rules of the association, assess monetary payments (both regular monthly dues and special assessments) to provide for the upkeep and maintenance of the common areas, and enforce the rules and assessment obligations. If you fail to abide by the rules or pay monies owed to the HOA, the HOA may put a lien against your Property. Additionally, if an electric vehicle charging station is installed in a common area or an exclusive use common area, each Seller whose parking space is on or near that charging station must disclose its existence and that the Buyer will have the responsibilities set forth in California Civil Code §4745. The law requires the Seller to provide the Buyer with the CC&Rs and other governing documents, as well as a copy of the HOA's current financial statement and operating budget, among other documents. Effective July 1, 2016, a Common Interest Development (CID) will be required to include in its annual budget report a separate statement describing the status of the CID as a Federal Housing Administration or Department of Veterans Affairs approved Development. While the purchase agreement and the law require that the annual budget be provided by Seller to Buyer, Brokers will not and cannot verify the accuracy of information provided by the CID. Buyer is advised to carefully review all HOA documents provided by Seller and the CC&Rs, if any, and satisfy him/herself regarding the use and restrictions of the Property, the amount of monthly dues and/or assessments, the adequacy of reserves, current and past insurance coverage and claims, and the possibility of any legal action that may be taken by or against the HOA. The HOA may not have insurance or may not cover personal property belonging to the owner of the unit in the condominium, common interest or planned unit development. For more information Buyer may request from Broker the C.A.R. Legal Q&A titled: "Homeowners' Associations: A Guide for REALTORS®". Brokers do not have expertise in this area.

4. LEGAL ACTION: Buyer and Seller are advised that if Seller or a previous owner was involved in a legal action (litigation or arbitration) affecting the Property, Buyer should obtain and review public and other available records regarding the legal action to determine: (i) whether the legal action or any resolution of it affects Buyer and the Property, (ii) if any rights against any parties involved in the legal action survive the legal action or have been terminated or waived as a result of the legal action, whether or not involving the same issue as in the legal action, and (iii) if any recommendations or requirements resulting from the legal action have been fulfilled and, if so, that Buyer is satisfied with any such action. Buyer should seek legal advice regarding these matters. Brokers do not have expertise in this area.

5. MARKETING; INTERNET ADVERTISING; INTERNET BLOGS; SOCIAL MEDIA: Buyer and Seller are advised that Broker may employ a "staging" company to assist in the presentation of the Property. The furnishings and decorations in the staging are generally not included in the sale unless specifically noted in the Agreement. Statements and inclusion in the MLS entry, flyers, and other marketing materials are NOT part of the Agreement. In addition, Broker may employ a service to provide a "virtual tour" or "virtual staging" or Internet marketing of the Property, permitting potential buyers to view the Property over the Internet. While they are supposed to be an accurate representation of the property, the photos may be enhanced and not fully representative of the actual condition of the property. Further, neither the service provider nor Broker have total control over who will obtain access to materials placed on the internet or what action such persons might take. Additionally, some Internet sites and other social media provide formats for comments or opinions of value of properties that are for sale. Information on the Property, or its owner, neighborhood, or any homeowner association having governance over the Property may be found on the internet on individual or commercial web sites, blogs, Facebook pages, or other social media. Any such information may be accurate, speculative, truthful or lies, and it may or may not reflect the opinions or representations by the Broker. Broker will not investigate any such sites, blogs, social media or other internet sites or the representations contained therein. Buyer is advised to make an independent search of electronic media and online sources prior to removing any investigation contingency. Buyer and Seller are advised that Broker has no control over how long the information or photos concerning the Property will be available on the Internet or through social media, and Broker will not be responsible for removing any such content from the internet or MLS. Brokers do not have expertise in this area.

6. PACE LOANS AND LIENS: The acronym PACE stands for Property Assessed Clean Energy. PACE programs allow property owners to finance energy and water conservation improvements and pay for them through an assessment on the owner's property. PACE programs are available in most areas for both residential one to four unit properties and commercial properties. PACE programs may be referred to by different names such as HERO or SCEIP, among others. If a PACE project is approved, an assessment lien is placed on a property for the amount owed plus interest. A property owner repays the entity for the improvements as a special tax assessment on the property tax bill over a period of years. A PACE lien is similar to a property tax lien in that it has "super priority." Sellers are obligated to disclose, pursuant to the C.A.R. Residential Purchase Agreement (C.A.R. Form RPA), whether any improvement is subject to a lien such as a PACE lien. Properties that are subject to PACE liens made on or after July 6, 2010 may not be eligible for financing. For more information, Buyer may request from Broker the C.A.R. Legal Q&A titled: "PACE Programs and Solar Leases". Brokers do not have expertise in this area.

SBSA REVISED 6/18 (PAGE 13 OF 14)

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 13 OF 14)
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7. **RE-KEYING:** All locks should be re-keyed immediately upon close of escrow so as to ensure the Buyer's safety and security of their persons as well as their personal belongings. Alarms, if any, should be serviced by professionals and codes should be changed. Garage door openers and remotes should be re-coded. In the event of a lease back to Seller after the close of escrow, Seller is advised that the Buyer is entitled to the keys as the Owner of the Property even though the Seller stays in possession of the Property as provided in the RPA.

8. **SOLAR PANEL LEASES:** Solar panel or power systems may be owned or leased. Although leased systems are probably personal property, they are included in the sale by the C.A.R. purchase agreement which also obligates the Seller to make a disclosure to the Buyer and provide the Buyer with documentation concerning the lease and system. Leasing companies generally secure payments by filing a UCC-1 (a Uniform Commercial Code form giving notice of a creditor's security interest) against the property. Buyers are given a contingency right to investigate the solar related system and documentation and assume any lease. Assumption of the lease may require Buyer to provide financial information to the leasing company who may require a credit report be obtained on the Buyer. Should a solar panel or power system be on the Property, Buyers should determine if the system is leased or owned. Buyers willingness to assume any such lease is a contingency in favor of Seller. For more information, Buyer may request from Broker the C.A.R. Legal Q&A titled: "PACE Programs and Solar Leases". Brokers do not have expertise in this area.

9. **RECORDING DEVICES:** Audio or video recording devices or both may be present on the Property, whether or not notice of any such devices has been posted. Seller may or may not even be aware of the capability of such devices.

G. Local Disclosures and Advisories

1. **LOCAL ADVISORIES OR DISCLOSURES (IF CHECKED):**
The following disclosures or advisories are attached:

A. ☐ ______________________________

B. ☐ ______________________________

C. ☐ ______________________________

D. ☐ ______________________________

Buyer and Seller are encouraged to read all 14 pages of this Advisory carefully. By signing below, Buyer and Seller acknowledge that each has read, understands and received a copy of all 14 pages of this Advisory.

BUYER DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... Date 8/1/2019

BUYER ______________________________ Date ________

(Address) ______________________________

SELLER DocuSigned by: Todd Ruggiero 7100340CAEF5478... Date 8/1/2019

SELLER ______________________________ Date ________

(Address) ______________________________

Real Estate Broker (Selling Firm) Compass Commercial DRE Lic. # 01935359

By Ben Weil DocuSigned by: Ben Weil 546B36320C6844A... DRE Lic.# 01816078 Date 8/1/2019

Address ____________ City ____________ State ____ Zip ________

Telephone ____________ Fax ____________ Email ____________

Real Estate Broker (Listing Firm) Compass Commercial DRE Lic. # 01935359

By Ben Weil DocuSigned by: Ben Weil 546B36320C6844A... DRE Lic.# 01816078 Date 8/1/2019

Address 1400 Van Ness Ave City San Francisco State CA Zip 94110

Telephone 415-874-5019 Fax ____________ Email ben@thebwteam.com

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020







CALIFORNIA ASSOCIATION OF REALTORS®

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS

(C.A.R. Form RIPA, Revised 12/18)

Date Prepared: 8/1/2019

1. **OFFER:**
   A. **THIS IS AN OFFER FROM** ARK7 PROPERTIES LLC ("Buyer").
   ☐ Individual(s), ☐ A Corporation, ☐ A Partnership, ☑ An LLC, ☐ An LLP, ☐ Other ______
   B. **THE REAL PROPERTY** to be acquired is 3102 California Street, situated in Berkeley (City), Alameda (County), California, 94703 (Zip Code), Assessor's Parcel No. 052 1542 001 ("Property").
   C. **THE PURCHASE PRICE** offered is One Million, Four Hundred and Seventy Five Thousand Dollars $ 1,475,000 .
   D. **CLOSE OF ESCROW** shall occur on ☐ ______ (date) (or ☑ 11 **Days** After Acceptance).
   E. Buyer and Seller are referred to herein as the "Parties." Brokers are not Parties to this Agreement.
2. **AGENCY:**
   A. **DISCLOSURE:** The Parties each acknowledge receipt of a ☑ "Disclosure Regarding Real Estate Agency Relationships" (C.A.R. Form AD).
   B. **CONFIRMATION:** The following agency relationships are confirmed for this transaction:
   Seller's Brokerage Firm ______ License Number ______
   Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)
   Seller's Agent ______ License Number ______
   Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

   Buyer's Brokerage Firm ______ License Number ______
   Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)
   Buyer's Agent ______ License Number ______
   Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)
   C. **POTENTIALLY COMPETING BUYERS AND SELLERS:** The Parties each acknowledge receipt of a ☐ "Potential Representation of More than One Buyer or Seller - Disclosure and Consent" (C.A.R. Form PRBS).
3. **FINANCE TERMS:** Buyer represents that funds will be good when deposited with Escrow Holder.
   A. **INITIAL DEPOSIT:** Deposit shall be in the amount of . . . . $ 60,000
   (1) Buyer Direct Deposit: Buyer shall deliver deposit directly to Escrow Holder by electronic funds transfer, ☐ cashier's check, ☐ personal check, ☐ other ______ within 3 business days after Acceptance (or ______);
   OR (2) ☐ Buyer Deposit with Agent: Buyer has given the deposit by personal check (or ______) to the agent submitting the offer (or to ______), made payable to ______. The deposit shall be held uncashed until Acceptance and then deposited with Escrow Holder within **3** business days after Acceptance (or ______).
   Deposit checks given to agent shall be an original signed check and not a copy.
   (Note: Initial and increased deposits checks received by agent shall be recorded in Broker's trust fund log.)
   B. **INCREASED DEPOSIT:** Buyer shall deposit with Escrow Holder an increased deposit in the amount of . . . $ ______ within ____ **Days** After Acceptance (or ______).
   If the Parties agree to liquidated damages in this Agreement, they also agree to incorporate the increased deposit into the liquidated damages amount in a separate liquidated damages clause (C.A.R. Form RID) at the time the increased deposit is delivered to Escrow Holder.
   C. ☐ **ALL CASH OFFER:** No loan is needed to purchase the Property. This offer is NOT contingent on Buyer obtaining a loan. Written verification of sufficient funds to close this transaction IS ATTACHED to this offer or ☐ Buyer shall, within **3 (or** ______ **) Days** After Acceptance, Deliver to Seller such verification.
   D. **LOAN(S):**
   (1) FIRST LOAN: in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ FHA, ☐ VA, ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other ______. This loan shall be at a fixed rate not to exceed ____ % or, ☐ an adjustable rate loan with initial rate not to exceed ____ %. Regardless of the type of loan, Buyer shall pay points not to exceed ____ % of the loan amount.
   (2) ☐ **SECOND LOAN** in the amount of . . . . $ ______
   This loan will be conventional financing **OR** ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other ______. This loan shall be at a fixed rate not to exceed ____ % or, ☐ an adjustable rate loan with initial rate not to exceed ____ %. Regardless of the type of loan, Buyer shall pay points not to exceed ____ % of the loan amount.
   (3) FHA/VA: For any FHA or VA loan specified in 3D(1), Buyer has **17 (or** ___ **) Days** After Acceptance to Deliver to Seller written notice (C.A.R. Form FVA) of any lender-required repairs or costs that Buyer requests Seller to pay for or otherwise correct. Seller has no obligation to pay or satisfy lender requirements unless agreed in writing. A FHA/VA amendatory clause (C.A.R. Form FVAC) shall be a part of this transaction.

Buyer's Initials (YZ)(______) Seller's Initials (TR)(______)

RIPA REVISED 12/18 (PAGE 1 OF 12)
RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 1 OF 12)

EQUAL HOUSING OPPORTUNITY

Property Address: 3102 California Street, Berkeley, CA 94703 Date: 8/1/2019

E. **ADDITIONAL FINANCING TERMS:** ______________________________

F. **BALANCE OF DOWN PAYMENT OR PURCHASE PRICE** in the amount of . . . . $ 1,415,000
to be deposited with Escrow Holder pursuant to Escrow Holder instructions.

G. **PURCHASE PRICE (TOTAL):** . . . . $ 1,475,000

H. **VERIFICATION OF DOWN PAYMENT AND CLOSING COSTS:** Buyer (or Buyer's lender or loan broker pursuant to paragraph 3J(1)) shall, within **3 (or ___) Days** After Acceptance, Deliver to Seller written verification of Buyer's down payment and closing costs. (☐ Verification attached.)

I. **APPRAISAL CONTINGENCY AND REMOVAL:** This Agreement is (**or** ☑ is NOT) contingent upon a written appraisal of the Property by a licensed or certified appraiser at no less than the purchase price. Buyer shall, as specified in paragraph 19B(3), in writing, remove the appraisal contingency or cancel this Agreement within **17 (or ____) Days** After Acceptance.

J. **LOAN TERMS:**

(1) LOAN APPLICATIONS: Within **3 (or ___) Days** After Acceptance, Buyer shall Deliver to Seller a letter from Buyer's lender or loan broker stating that, based on a review of Buyer's written application and credit report, Buyer is prequalified or preapproved for any NEW loan specified in paragraph 3D. If any loan specified in paragraph 3D is an adjustable rate loan, the prequalification or preapproval letter shall be based on the qualifying rate, not the initial loan rate. (☐ Letter attached.)

(2) LOAN CONTINGENCY: Buyer shall act diligently and in good faith to obtain the designated loan(s). Buyer's qualification for the loan(s) specified above **is a contingency** of this Agreement unless otherwise agreed in writing. If there is no appraisal contingency or the appraisal contingency has been waived or removed, then failure of the Property to appraise at the purchase price does not entitle Buyer to exercise the cancellation right pursuant to the loan contingency if Buyer is otherwise qualified for the specified loan. Buyer's contractual obligations regarding deposit, balance of down payment and closing costs **are not contingencies** of this Agreement.

(3) LOAN CONTINGENCY REMOVAL:
Within **21 (or ___) Days** After Acceptance, Buyer shall, as specified in paragraph 19, in writing, remove the loan contingency or cancel this Agreement. If there is an appraisal contingency, removal of the loan contingency shall not be deemed removal of the appraisal contingency.

(4) ☑ **NO LOAN CONTINGENCY:** Obtaining any loan specified above is NOT a contingency of this Agreement. If Buyer does not obtain the loan and as a result Buyer does not purchase the Property, Seller may be entitled to Buyer's deposit or other legal remedies.

(5) LENDER LIMITS ON BUYER CREDITS: Any credit to Buyer, from any source, for closing or other costs that is agreed to by the Parties ("Contractual Credit") shall be disclosed to Buyer's lender. If the total credit allowed by Buyer's lender ("Lender Allowable Credit") is less than the Contractual Credit, then (i) the Contractual Credit shall be reduced to the Lender Allowable Credit, and (ii) in the absence of a separate written agreement between the Parties, there shall be no automatic adjustment to the purchase price to make up for the difference between the Contractual Credit and the Lender Allowable Credit.

(6) ASSUMED OR SUBJECT TO FINANCING: Seller represents that Seller is not delinquent on any payments due on any loans. If the Property is acquired subject to an existing loan, Buyer and Seller are advised to consult with legal council regarding the ability of an existing lender to call the loan due, and the consequences thereof.

K. **BUYER STATED FINANCING:** Seller is relying on Buyer's representation of the type of financing specified (including but not limited to, as applicable, all cash, amount of down payment, or contingent or non-contingent loan). Seller has agreed to a specific closing date, purchase price and to sell to Buyer in reliance on Buyer's covenant concerning financing. Buyer shall pursue the financing specified in this Agreement. Seller has no obligation to cooperate with Buyer's efforts to obtain any financing other than that specified in the Agreement and the availability of any such alternate financing does not excuse Buyer from the obligation to purchase the Property and close escrow as specified in this Agreement.

4. SALE OF BUYER'S PROPERTY:

A. This Agreement and Buyer's ability to obtain financing are NOT contingent upon the sale of any property owned by Buyer.

OR B. ☐ This Agreement and Buyer's ability to obtain financing are contingent upon the sale of property owned by Buyer as specified in the attached addendum (C.A.R. Form COP).

5. ADDENDA AND ADVISORIES:

A. ADDENDA:	☐ Addendum # (C.A.R. Form ADM)
☐ Back Up Offer Addendum (C.A.R. Form BUO)	☐ Court Confirmation Addendum (C.A.R. Form CCA)
☐ Septic, Well and Property Monument Addendum (C.A.R. Form SWPI)	
☐ Short Sale Addendum (C.A.R. Form SSA)	☐ Other
B. BUYER AND SELLER ADVISORIES:	☑ Buyer's Inspection Advisory (C.A.R. Form BIA)
☐ Probate Advisory (C.A.R. Form PA)	☑ Statewide Buyer and Seller Advisory (C.A.R. Form SBSA)
☐ Trust Advisory (C.A.R. Form TA)	☐ REO Advisory (C.A.R. Form REO)
☐ Short Sale Information and Advisory (C.A.R. Form SSIA)	☑ Other Berkeley Purchase Agreement Addendum

6. OTHER TERMS: ______________________________

Buyer's Initials (DS YZ)(________) Seller's Initials (DS TR)(________)

RIPA REVISED 12/18 (PAGE 2 OF 12)
RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 2 OF 12)

Property Address: 3102 California Street, Berkeley, CA 94703   Date: 8/1/2019

7. ALLOCATION OF COSTS

    A. INSPECTIONS, REPORTS AND CERTIFICATES: Unless otherwise agreed, in writing, this paragraph only determines who is to pay for the inspection, test, certificate or service ("Report") mentioned; it **does not determine who is to pay for any work recommended or identified in the Report.**

        (1) ☑ Buyer ☐ Seller shall pay for a natural hazard zone disclosure report, including tax ☐ environmental ☐ Other: _____ prepared by Buyer's choice

        (2) ☐ Buyer ☐ Seller shall pay for the following Report _____ prepared by _____

        (3) ☐ Buyer ☐ Seller shall pay for the following Report _____ prepared by _____

    B. GOVERNMENT REQUIREMENTS AND RETROFIT:

        (1) ☐ Buyer ☐ Seller shall pay for smoke alarm and carbon monoxide device installation and water heater bracing, if required by Law. Prior to Close Of Escrow ("COE"), Seller shall provide Buyer written statement(s) of compliance in accordance with state and local Law, unless Seller is exempt.

        (2) (i) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government inspections and reports if required as a condition of closing escrow under any Law.

        (ii) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government retrofit standards required as a condition of closing escrow under any Law, whether the work is required to be completed before or after COE.

        (iii) Buyer shall be provided, within the time specified in paragraph 19A, a copy of any required government conducted or point-of-sale inspection report prepared pursuant to this Agreement or in anticipation of this sale of the Property.

        (3) ☐ Buyer ☐ Seller shall pay for installation of approved fire extinguisher(s), sprinkler(s), and hose(s), if required by Law, which shall be installed prior to Close Of Escrow. Prior to Close Of Escrow, Seller shall provide Buyer a written statement of compliance, if required by Law.

        (4) ☐ Buyer ☐ Seller shall pay for installation of drain cover and anti-entrapment device or system for any pool or spa meeting the minimum requirements permitted by the U.S. Consumer Products and Safety Commission.

    C. ESCROW AND TITLE:

        (1) (a) ☑ Buyer ☐ Seller shall pay escrow fee Per county custom

        (b) Escrow Holder shall be Old Republic Title Company

        (c) The Parties shall, within **5 (or ____) Days** After receipt, sign and return Escrow Holder's general provisions.

        (2) (a) ☑ Buyer ☐ Seller shall pay for **owner's** title insurance policy specified in paragraph 18E _____

        (b) Owner's title policy to be issued by Old Republic Title Company - Annie Nobilione

        (Buyer shall pay for any title insurance policy insuring Buyer's **lender**, unless otherwise agreed in writing.)

    D. OTHER COSTS:

        (1) ☐ Buyer ☑ Seller shall pay County transfer tax or fee Per county custom

        (2) ☑ Buyer ☑ Seller shall pay City transfer tax or fee Split 50/50 per city custom

        (3) ☐ Buyer ☐ Seller shall pay Homeowners' Association ("HOA") transfer fee _____

        (4) Seller shall pay HOA fees for preparing documents required to be delivered by Civil Code §4525.

        (5) ☐ Buyer ☐ Seller shall pay HOA fees for preparing all documents other than those required by Civil Code §4525.

        (6) Buyer to pay for any HOA certification fee.

        (7) ☐ Buyer ☐ Seller shall pay for any private transfer fee _____

        (8) ☐ Buyer ☐ Seller shall pay for _____

        (9) ☐ Buyer ☐ Seller shall pay for _____

        (10) ☐ Buyer ☐ Seller shall pay for the cost, not to exceed $ _____ , of a ☐ standard ☐ upgraded one-year home warranty plan, issued by _____ , with the following optional coverages: ☐ Air Conditioner ☐ Pool/Spa ☐ Other: _____ .
Buyer is informed that home warranty plans have many optional coverages in addition to those listed above. Buyer is advised to investigate these coverages to determine those that may be suitable for Buyer.

        OR ☐ **Buyer waives the purchase of a home warranty policy. Nothing in this paragraph precludes Buyer's purchasing a home warranty policy during the term of the Agreement.**

8. ITEMS INCLUDED IN AND EXCLUDED FROM SALE:

    A. NOTE TO BUYER AND SELLER: Items listed as included or excluded in the MLS, flyers or marketing materials are **not** included in the purchase price or excluded from the sale unless specified in paragraph 8B, C or D.

    B. ITEMS INCLUDED IN SALE:

        (1) All EXISTING fixtures and fittings that are attached to the Property;

        (2) EXISTING electrical, mechanical, lighting, plumbing and heating fixtures, ceiling fans, fireplace inserts, gas logs and grates, solar power systems, built-in appliances, window and door screens, awnings, shutters, window coverings, attached floor coverings, television antennas, satellite dishes, air coolers/conditioners, pool/spa equipment, garage door openers/remote controls, mailbox, in-ground landscaping, trees/shrubs, water features and fountains, water softeners, water purifiers and security systems/alarms.

        (3) Seller represents that all items included in the purchase price, unless otherwise specified, are owned by Seller, except (i) _____ and (ii) the items and systems identified pursuant to 8B(4).

        (4) LEASED OR LIENED ITEMS AND SYSTEMS: Seller shall, within the time specified in paragraph 19A, (i) disclose to Buyer if any item or system specified in paragraph 8B or otherwise included in the sale is leased, or not owned by Seller, or specifically subject to a lien or other encumbrance, and (ii) Deliver to Buyer all written materials (such as lease, warranty, etc.) concerning any such item. Buyer's ability to assume any such lease, or willingness to accept the Property subject to any such lien or encumbrance, is a contingency in favor of Buyer and Seller as specified in paragraph 19B and C.

        (5) Except as otherwise specified or disclosed, all items included shall be transferred free and clear of liens and encumbrances and without Seller warranty regardless of value.

Buyer's Initials (UZ)(_____)   Seller's Initials (TR)(_____)

RIPA REVISED ~~12/18~~ (PAGE 3 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 3 OF 12)

Property Address: 3102 California Street, Berkeley, CA 94703 _____ Date: 8/1/2019

(6) A complete inventory of all personal property of Seller currently used in the operation of the Property and included in the purchase price shall be delivered to Buyer within the time specified in paragraph 19.

(7) Seller shall deliver title to the personal property by Bill of Sale, free of all liens and encumbrances, and without warranty of condition.

(8) As additional security for any note in favor of Seller for any part of the purchase price, Buyer shall execute a UCC-1 Financing Statement to be filed with the Secretary of State, covering the personal property included in the purchase, replacement thereof, and insurance proceeds.

C. ITEMS EXCLUDED FROM SALE: _____

_____.

D. OTHER ITEMS: Existing integrated phone and home automation systems, including necessary components such as intranet and Internet-connected hardware or devices, control units (other than non-dedicated mobile devices, electronics and computers) and applicable software, permissions, passwords, codes and access information, are (☐ are NOT) included in the sale.

9. **SECURITY DEPOSITS:** Security deposits, if any, to the extent they have not been applied by Seller in accordance with any rental agreement and current Law, shall be transferred to Buyer on Close Of Escrow. Seller shall notify each tenant, in compliance with the California Civil Code.

10. **CLOSING AND POSSESSION:**

A. Buyer intends (or ☑ does not intend) to occupy any unit in the Property as Buyer's primary residence.

B. Seller-occupied or vacant property: Possession shall be delivered to Buyer: (i) ☐ at 6 PM or (_____ ☐ AM/ ☐ PM) on the date of Close Of Escrow; (ii) ☐ no later than ___ calendar days after Close Of Escrow; or (iii) ☐ at ____ ☐ AM/ ☐ PM on _____ .

C. Seller Remaining in Possession After Close Of Escrow: If Seller has the right to remain in possession after Close Of Escrow, (i) the Parties are advised to sign a separate occupancy agreement such as ☐ C.A.R. Form SIP, for Seller continued occupancy of less than 30 days, ☐ C.A.R. Form RLAS for Seller continued occupancy of 30 days or more; and (ii) the Parties are advised to consult with their insurance and legal advisors for information about liability and damage or injury to persons and personal and real property; and (iii) Buyer is advised to consult with Buyer's lender about the impact of Seller's occupancy on Buyer's loan.

D. Tenant occupied units: Possession and occupancy, subject to the rights of tenants under existing leases, shall be delivered to Buyer on Close Of Escrow.

E. At Close Of Escrow: (i) Seller assigns to Buyer any assignable warranty rights for items included in the sale; and (ii) Seller shall Deliver to Buyer available Copies of any such warranties. Brokers cannot and will not determine the assignability of any warranties.

F. At Close Of Escrow, unless otherwise agreed in writing, Seller shall provide keys, passwords, codes and/or means to operate all locks, mailboxes, security systems, alarms, home automation systems and intranet and Internet-connected devices included in the purchase price, and garage door openers. If the Property is a condominium or located in a common interest subdivision, Buyer may be required to pay a deposit to the Homeowners' Association ("HOA") to obtain keys to accessible HOA facilities.

11. **STATUTORY AND OTHER DISCLOSURES (INCLUDING LEAD-BASED PAINT HAZARD DISCLOSURES) AND CANCELLATION RIGHTS:**

A. LEAD-BASED PAINT HAZARD DISCLOSURES:

(1) Seller shall, within the time specified in paragraph 19, deliver to Buyer, if required by Law, Federal Lead-Based Paint Disclosures and pamphlet ("Lead Disclosures"). If the Lead Disclosures are delivered to Buyer after the offer is Signed, Buyer shall have the right to cancel this Agreement within **3 Days** After Delivery in person, or **5 Days** After delivery by deposit in the mail, by giving written notice of cancellation to Seller or Seller's agent. (Lead Disclosures sent by mail must be sent certified mail or better.)

(2) Buyer shall, within the time specified in paragraph 19, return a Signed Copy of the Lead Disclosure to Seller.

B. NATURAL AND ENVIRONMENTAL HAZARDS: Within the time specified in paragraph 19, Seller shall, if required by Law: (i) deliver to Buyer earthquake guides (and questionnaire) and environmental hazards booklet; and (ii) even if exempt from the obligation to provide a NHD, disclose if the Property is located in a Special Flood Hazard Area; Potential Flooding (Inundation) Area; Very High Fire Hazard Zone; State Fire Responsibility Area; Earthquake Fault Zone; Seismic Hazard Zone; and (iii) disclose any other zone as required by Law and provide any other information required for those zones.

C. WITHHOLDING TAXES: Within the time specified in paragraph 19A, to avoid required withholding, Seller shall Deliver to Buyer or qualified substitute, an affidavit sufficient to comply with federal (FIRPTA) and California withholding Law (C.A.R. Form AS or QS).

D. MEGAN'S LAW DATABASE DISCLOSURE: Notice: Pursuant to Section 290.46 of the Penal Code, information about specified registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at **www.meganslaw.ca.gov.** Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Brokers are required to check this website. If Buyer wants further information, Broker recommends that Buyer obtain information from this website during Buyer's inspection contingency period. Brokers do not have expertise in this area.)

E. NOTICE REGARDING GAS AND HAZARDOUS LIQUID TRANSMISSION PIPELINES: This notice is being provided simply to inform you that information about the general location of gas and hazardous liquid transmission pipelines is available to the public via the National Pipeline Mapping System (NPMS) Internet Web site maintained by the United States Department of Transportation at **http://www.npms.phmsa.dot.gov/.** To seek further information about possible transmission pipelines near the Property, you may contact your local gas utility or other pipeline operators in the area. Contact information for pipeline operators is searchable by ZIP Code and county on the NPMS Internet Web site.

F. CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES:

(1) **SELLER HAS: 7 (or ___) Days** After Acceptance to disclose to Buyer whether the Property is a condominium, or is located in a planned development or other common interest subdivision (C.A.R. Form SPQ or ESD).

(2) If the Property is a condominium or is located in a planned development or other common interest subdivision, Seller has **3 (or ___) Days** After Acceptance to request from the HOA (C.A.R. Form HOA1): (i) Copies of any documents required by Law; (ii) disclosure of any pending or anticipated claim or litigation by or against the HOA; (iii) a statement containing the location and number of designated parking and storage spaces; (iv) Copies of the most recent 12 months of HOA minutes for regular and special meetings; and (v) the names and contact information of all HOAs governing the Property (collectively, "CI Disclosures"). Seller shall

Buyer's Initials (__YE__)(_____)   Seller's Initials (__TR__)(_____)

RIPA REVISED 12/18 (PAGE 4 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 4 OF 12)

Property Address: ___3102 California Street, Berkeley, CA 94703___ Date: ___8/1/2019___

itemize and Deliver to Buyer all CI Disclosures received from the HOA and any CI Disclosures in Seller's possession. Buyer's approval of CI Disclosures is a contingency of this Agreement as specified in paragraph 19B(3). The Party specified in paragraph 7, as directed by escrow, shall deposit funds into escrow or direct to HOA or management company to pay for any of the above.

G. WATER CONSERVING PLUMBING DEVICES: Section 1101.5 of the Civil Code, requires that by January 1, 2019, all multi-family residential and commercial real property be equipped with water-conserving plumbing devices. Seller shall disclose in writing whether the property includes any noncompliant plumbing fixtures. Seller may use C.A.R. Form SPQ or ESD. See C.A.R. form WCMD for further information

H. ELEVATED ELEMENTS: If the Property is part of a building with 3 or more dwelling units, Health and Safety Code Section 17973(m) requires that an inspection of any exterior elevated elements (such as, but not limited to, balconies, decks, stairways and walkways) be completed by January 1, 2025 and every 6 years thereafter. Seller shall, within the time specified in paragraph 19, provide to Buyer (1) a copy of the inspection and accompanying report and, if any corrective work is required, proof that corrective work has been completed in accordance with code and permit requirements, or (2) a statement (i) that no such inspection has been made, or (ii) if made, that no corrective work has been completed in accordance with the Health and Safety Code.

12. RESIDENTIAL 1-4 PROPERTIES:

A. Seller shall, within the time specified in paragraph 19A, Deliver to Buyer: (i) if required by Law, a fully completed: Federal Lead-Based Paint Disclosures (C.A.R. Form FLD) and pamphlet ("Lead Disclosures"); and **(ii)** unless exempt, fully completed disclosures or notices required by sections 1102 et. seq. and 1103 et. seq. of the Civil Code ("Statutory Disclosures"). Statutory Disclosures include, but are not limited to, a Real Estate Transfer Disclosure Statement ("TDS"), Natural Hazard Disclosure Statement ("NHD"), notice or actual knowledge of release of illegal controlled substance, notice of special tax and/or assessments (or, if allowed, substantially equivalent notice regarding the Mello-Roos Community Facilities Act of 1982 and Improvement Bond Act of 1915) and, if Seller has actual knowledge, of industrial use and military ordnance location (C.A.R. Form SPQ or ESD).

B. Any Statutory Disclosure required by this paragraph is considered fully completed if Seller has answered all questions and completed and signed the Seller section(s) and the Seller's Agent, if any, has completed and signed the Seller's Brokerage Firm section(s), or, if applicable, an Agent Visual Inspection Disclosure (C.A.R. Form AVID). Nothing stated herein relieves a Buyer's Brokerage Firm, if any, from the obligation to (i) conduct a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose, on Section IV of the TDS, or an AVID, material facts affecting the value or desirability of the Property that were or should have been revealed by such an inspection or (ii) complete any sections on all disclosures required to be completed by Buyer's Brokerage Firm.

C. Note to Buyer and Seller: Waiver of Statutory and Lead Disclosures is prohibited by Law.

D. Within the time specified in paragraph 19A, **(i)** Seller, unless exempt from the obligation to provide a TDS, shall, within the time specified in paragraph 19A, complete and provide Buyer with a Seller Property Questionnaire (C.A.R. Form SPQ) **(ii)** if Seller is not required to provide a TDS, Seller shall complete and provide Buyer with a Exempt Seller Disclosure (C.A.R. Form ESD).

E. Buyer shall, within the time specified in paragraph 19B(1), return Signed Copies of the Statutory, Lead and other disclosures to Seller.

F. In the event Seller or Seller's Brokerage Firm, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer, Seller shall promptly provide a subsequent or amended disclosure or notice, in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies** of which Buyer is otherwise aware, or which are **disclosed in reports provided to or obtained by Buyer or ordered and paid for by Buyer.**

G. If any disclosure or notice specified in paragraph 12A, or subsequent or amended disclosure or notice is Delivered to Buyer after the offer is Signed, Buyer shall have the right to cancel this Agreement within **3 Days** After Delivery in person, or **5 Days** After Delivery by deposit in the mail, or by an electronic record satisfying the Uniform Electronic Transactions Act (UETA), by giving written notice of cancellation to Seller or Seller's agent.

13. SELLER DOCUMENTATION AND ADDITIONAL DISCLOSURE: Within the time specified in paragraph 19, Seller shall disclose, make available or Deliver, as applicable, to Buyer the following information.

A. RENTAL/SERVICE AGREEMENTS: Seller shall make available to Buyer for inspection and review: **(i)** all current leases, rental agreements, service contracts, and other agreements pertaining to the operation of the Property; **(ii)** a rental statement including names of tenants, rental rates, period of rental, date of last rent increase, security deposits, rental concessions, rebates or other benefits, if any, and a list of delinquent rents and their duration. Seller represents that no tenant is entitled to any rebate, concession, or other benefit, except as set forth in these documents. Seller represents that the documents to be furnished are those maintained in the ordinary and normal course of business.

B. INCOME AND EXPENSE STATEMENTS: Seller shall make available to Buyer the books and records for the Property, including a statement of income and expense for the 12 months preceding Acceptance. Seller represents that the books and records are those maintained in the ordinary and normal course of business, and used by Seller in the computation of federal and state income tax returns.

C. ☒ **TENANT ESTOPPEL CERTIFICATES:** (If checked) Seller shall Deliver to Buyer tenant estoppel certificates (C.A.R. Form TEC) completed by Seller or Seller's agent, and signed by tenants, acknowledging: **(i)** that tenants' rental or lease agreements are unmodified and in full force and effect (or if modified, stating all such modifications); **(ii)** that no lessor defaults exist; and **(iii)** stating the amount of any prepaid rent or security deposit.

D. SURVEY, PLANS, AND ENGINEERING DOCUMENTS: Seller shall, at no cost to Buyer, Deliver to Buyer Copies of surveys, plans, specifications, and engineering documents, if any, prepared on Seller's behalf or in Seller's possession.

E. PERMITS: If in Seller's possession, Seller shall Deliver to Buyer Copies of all permits and approvals concerning the Property, obtained from any governmental entity, including, but not limited to, certificates of occupancy, conditional use permits, development plans, and licenses and permits pertaining to the operation of the Property.

F. STRUCTURAL MODIFICATIONS: Seller shall disclose to Buyer in writing any known structural additions or alterations to, or the installation, alteration, repair or replacement of, significant components of the structure(s) upon the Property.

G. SELLER REPRESENTATION: Seller represents that Seller has no actual knowledge: **(i)** of any current pending lawsuit(s), investigation(s), inquiry(ies), action(s), or other proceeding(s) affecting the Property or the right to use and occupy it; **(ii)** of any unsatisfied mechanic's or materialman lien(s) affecting the Property; and **(iii)** that any tenant of the Property is the subject of a bankruptcy. If Seller receives any such notice prior to Close Of Escrow, Seller shall immediately notify Buyer.

Buyer's Initials (___DS___)(_____)   Seller's Initials (___DS___)(_____)
RIPA REVISED ~~12/18~~ (PAGE 5 OF 12)

Property Address: 3102 California Street, Berkeley, CA 94703 Date: 8/1/2019

H. GOVERNMENTAL COMPLIANCE:

(1) Seller shall disclose to Buyer any improvements, additions, alterations, or repairs to the Property made by Seller, or known to Seller to have been made, without required governmental permits, final inspections, and approvals.

(2) Seller shall disclose to Buyer if Seller has actual knowledge of any notice of violations of Law filed or issued against the Property.

14. SUBSEQUENT DISCLOSURES: In the event Seller, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer, Seller shall promptly Deliver a subsequent or amended disclosure or notice, in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies** of which Buyer is otherwise aware, or which are **disclosed in reports provided to or obtained by Buyer or ordered and paid for by Buyer.**

15. CHANGES DURING ESCROW:

A. Prior to Close Of Escrow, Seller may engage in the following acts ("Proposed Changes"), subject to Buyer's rights in paragraph 15B: **(i)** rent or lease any vacant unit or other part of the premises; **(ii)** alter, modify or extend any existing rental or lease agreement; **(iii)** enter into, alter, modify or extend any service contract(s); or **(iv)** change the status of the condition of the Property.

B. (1) At least **7 (or ____) Days** Prior to any Proposed Changes, Seller shall Deliver written notice to Buyer of such Proposed Changes.

(2) Within 5 (or ___) Days After receipt of such notice, Buyer, in writing, may give Seller notice of Buyer's objection to the Proposed Changes in which case Seller shall not make the Proposed Changes.

16. CONDITION OF PROPERTY: Unless otherwise agreed in writing: **(i)** the Property is sold (a) "AS-IS" in its PRESENT physical condition as of the date of Acceptance and (b) subject to Buyer's Investigation rights; **(ii)** the Property, including pool, spa, landscaping and grounds, is to be maintained in substantially the same condition as on the date of Acceptance; and **(iii)** all debris and personal property not included in the sale shall be removed by Close Of Escrow.

A. Seller shall, within the time specified in paragraph 19A; (i) DISCLOSE KNOWN MATERIAL FACTS AND DEFECTS affecting the Property, including known insurance claims within the past five years, (ii) disclose the number of units on the Property which have been legally approved, if known by Seller and (iii) make any and all other disclosures required by Law.

B. Buyer has the right to conduct Buyer Investigations of the property and, as specified in paragraph 19B, based upon information discovered in those investigations: (i) cancel this Agreement; or (ii) request that Seller make Repairs or take other action.

C. Buyer is strongly advised to conduct investigations of the entire Property in order to determine its present condition. Seller may not be aware of all defects affecting the Property or other factors that Buyer considers important. Property improvements may not be built according to code, in compliance with current Law, or have had permits issued.

17. BUYER'S INVESTIGATION OF PROPERTY AND MATTERS AFFECTING PROPERTY:

A. Buyer's acceptance of the condition of, and any other matter affecting the Property, is a contingency of this Agreement as specified in this paragraph and paragraph 19B. Within the time specified in paragraph 19B(1), Buyer shall have the right, at Buyer's expense unless otherwise agreed, to conduct inspections, investigations, tests, surveys and other studies ("Buyer Investigations"), including, but not limited to, the right to: **(i)** inspect for lead-based paint and other lead-based paint hazards; **(ii)** inspect for wood destroying pests and organisms. Any inspection for wood destroying pests and organisms shall be prepared by a registered Structural Pest Control company; shall cover the main building and attached structures; may cover detached structures; shall NOT include water tests of shower pans on upper level units unless the owners of property below the shower consent; shall NOT include roof coverings; and, if the Property is a unit in a condominium or other common interest subdivision, the inspection shall include only the separate interest and any exclusive-use areas being transferred, and shall NOT include common areas; and shall include a report ("Pest Control Report") showing the findings of the company which shall be separated into sections for evident infestation or infections (Section 1) and for conditions likely to lead to infestation or infection (Section 2); **(iii)** review the registered sex offender database; **(iv)** confirm the insurability of Buyer and the Property including the availability and cost of flood and fire insurance; **(v)** review and seek approval of leases that may need to be assumed by Buyer; and **(vi)** satisfy Buyer as to any matter specified in the attached Buyer's Inspection Advisory (C.A.R. Form BIA). Without Seller's prior written consent, Buyer shall neither make nor cause to be made: **(i)** invasive or destructive Buyer Investigations except for minimally invasive testing required to prepare a Pest Control Report; or **(ii)** inspections by any governmental building or zoning inspector or government employee, unless required by Law.

B. Seller shall make the Property available for all Buyer Investigations. Buyer shall **(i)** as specified in paragraph 19B, complete Buyer Investigations and either remove the contingency or cancel this Agreement, and **(ii)** give Seller, at no cost, complete Copies of all such Investigation reports obtained by Buyer, which obligation shall survive the termination of this Agreement.

C. Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's Investigations and through the date possession is made available to Buyer.

D. Buyer indemnity and seller protection for entry upon property: Buyer shall: **(i)** keep the Property free and clear of liens; **(ii)** repair all damage arising from Buyer Investigations; and **(iii)** indemnify and hold Seller harmless from all resulting liability, claims, demands, damages and costs. Buyer shall carry, or Buyer shall require anyone acting on Buyer's behalf to carry, policies of liability, workers' compensation and other applicable insurance, defending and protecting Seller from liability for any injuries to persons or property occurring during any Buyer Investigations or work done on the Property at Buyer's direction prior to Close Of Escrow. Seller is advised that certain protections may be afforded Seller by recording a "Notice of Non-Responsibility" (C.A.R. Form NNR) for Buyer Investigations and work done on the Property at Buyer's direction. Buyer's obligations under this paragraph shall survive the termination of this Agreement.

18. TITLE AND VESTING:

A. Within the time specified in paragraph 19, Buyer shall be provided a current preliminary title report ("Preliminary Report"). The Preliminary Report is only an offer by the title insurer to issue a policy of title insurance and may not contain every item affecting title. Buyer's review of the Preliminary Report and any other matters which may affect title are a contingency of this Agreement as specified in paragraph 19B. The company providing the Preliminary Report shall, prior to issuing a Preliminary Report, conduct a search of the General Index for all Sellers except banks or other institutional lenders selling properties they acquired through foreclosure (REOs), corporations, and government entities. Seller shall within 7 Days After Acceptance, give Escrow Holder a completed Statement of Information.

B. Title is taken in its present condition subject to all encumbrances, easements, covenants, conditions, restrictions, rights and other matters, whether of record or not, as of the date of Acceptance except for: **(i)** monetary liens of record (which Seller is obligated to pay off) unless Buyer is assuming those obligations or taking the Property subject to those obligations; and **(ii)** those matters which Seller has agreed to remove in writing.

Buyer's Initials (DS YZ)(_________) Seller's Initials (DS TR)(_________)

RIPA REVISED 12/18 (PAGE 6 OF 12)
RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 6 OF 12)

Property Address: <u>3102 California Street, Berkeley, CA 94703</u>   Date: <u>8/1/2019</u>

C. Within the time specified in paragraph 19A, Seller has a duty to disclose to Buyer all matters known to Seller affecting title, whether of record or not.

D. At Close Of Escrow, Buyer shall receive a grant deed conveying title (or, for stock cooperative or long-term lease, an assignment of stock certificate or of Seller's leasehold interest), including oil, mineral and water rights if currently owned by Seller. Title shall vest as designated in Buyer's supplemental escrow instructions. THE MANNER OF TAKING TITLE MAY HAVE SIGNIFICANT LEGAL AND TAX CONSEQUENCES. CONSULT AN APPROPRIATE PROFESSIONAL.

E. Buyer shall receive a Standard Coverage Owner's CLTA policy of title insurance. An ALTA policy or the addition of endorsements may provide greater coverage for Buyer. A title company, at Buyer's request, can provide information about the availability, desirability, coverage, and cost of various title insurance coverages and endorsements. If Buyer desires title coverage other than that required by this paragraph, Buyer shall instruct Escrow Holder in writing and shall pay any increase in cost.

19. **TIME PERIODS; REMOVAL OF CONTINGENCIES; CANCELLATION RIGHTS: The following time periods may only be extended, altered, modified or changed by mutual written agreement. Any removal of contingencies or cancellation under this paragraph by either Buyer or Seller must be exercised in good faith and in writing (C.A.R. Form CR or CC).**

A. **SELLER HAS: 7 (or** <u>3</u> **) Days** After Acceptance to Deliver to Buyer all Reports, disclosures and information for which Seller is responsible under paragraphs 5A, 6, 7, 8B(4), 11A, B, C, F, and G, 12A and D, 13, 16A, and 18A. Buyer after first Delivering to Seller a Notice to Seller to Perform (C.A.R. Form NSP) may cancel this Agreement if Seller has not Delivered the items within the time specified.

B. **(1) BUYER HAS: 17 (or** <u>6</u> **) Days** After Acceptance, unless otherwise agreed in writing, to:
(i) complete all Buyer Investigations; review all disclosures, reports, lease documents to be assumed by Buyer pursuant to paragraph 8B(4) and other applicable information, which Buyer receives from Seller; and approve all matters affecting the Property; and (ii) Deliver to Seller Signed Copies of Statutory and Lead Disclosures and other disclosures Delivered by Seller in accordance with paragraph 12A.

(2) Within the time specified in paragraph 19B(1), Buyer may request that Seller make repairs or take any other action regarding the Property (C.A.R. Form RR). Seller has no obligation to agree to or respond to (C.A.R. Form RRRR) Buyer's requests.

(3) By the end of the time specified in paragraph 19B(1) (or as otherwise specified in this Agreement), Buyer shall Deliver to Seller a removal of the applicable contingency or cancellation (C.A.R. Form CR or CC) of this Agreement. However, if any report, disclosure or information for which Seller is responsible is not Delivered within the time specified in paragraph 19A, then Buyer has **5 (or** ___ **) Days** After Delivery of any such items, or the time specified in paragraph 19B(1), whichever is later, to Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement.

(4) **Continuation of Contingency:** Even after the end of the time specified in paragraph 19B(1) and before Seller cancels, if at all, pursuant to paragraph 19C, Buyer retains the right, in writing, to either (i) remove remaining contingencies, or (ii) cancel this Agreement based on a remaining contingency. Once Buyer's written removal of all contingencies is Delivered to Seller, Seller may not cancel this Agreement pursuant to paragraph 19C(1).

C. **SELLER RIGHT TO CANCEL:**
(1) **Seller right to Cancel; Buyer Contingencies:** If, by the time specified in this Agreement, Buyer does not Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement, then Seller, after first Delivering to Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

(2) **Seller right to Cancel; Buyer Contract Obligations:** Seller, after first delivering to the Buyer a NBP, may cancel this Agreement if, by the time specified in this Agreement, Buyer does not take the following action(s): **(i)** Deposit funds as required by paragraph 3A or 3B or if the funds deposited pursuant to paragraph 3A or 3B are not good when deposited; **(ii)** Deliver a notice of FHA or VA costs or terms as required by paragraph 3D(3) (C.A.R. Form FVA); **(iii)** Deliver a letter as required by paragraph 3J(1); **(iv)** Deliver verification as required by paragraph 3C or 3H or if Seller reasonably disapproves of the verification provided by paragraph 3C or 3H; **(v)** In writing assume or accept leases or liens specified in 8B4; **(vi)** Return Statutory and Lead Disclosures as required by paragraph 11A(2) and 12E; or **(vii)** Sign or initial a separate liquidated damages form for an increased deposit as required by paragraphs 3B and 30B; or **(viii)** Provide evidence of authority to sign in a representative capacity as specified in paragraph 28. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

D. **NOTICE TO BUYER OR SELLER TO PERFORM:** The NBP or NSP shall: **(i)** be in writing; **(ii)** be signed by the applicable Buyer or Seller; and **(iii)** give the other Party at least **2 (or** ___ **) Days** After Delivery (or until the time specified in the applicable paragraph, whichever occurs last) to take the applicable action. A NBP or NSP may not be Delivered any earlier than **2 Days** Prior to the expiration of the applicable time for the other Party to remove a contingency or cancel this Agreement or meet an obligation specified in paragraph 19.

E. **EFFECT OF BUYER'S REMOVAL OF CONTINGENCIES:** If Buyer removes, in writing, any contingency or cancellation rights, unless otherwise specified in writing, Buyer shall conclusively be deemed to have: **(i)** completed all Buyer Investigations, and review of reports and other applicable information and disclosures pertaining to that contingency or cancellation right; **(ii)** elected to proceed with the transaction; and **(iii)** assumed all liability, responsibility and expense for Repairs or corrections pertaining to that contingency or cancellation right, or for the inability to obtain financing.

F. **CLOSE OF ESCROW:** Before Buyer or Seller may cancel this Agreement for failure of the other Party to close escrow pursuant to this Agreement, Buyer or Seller must first Deliver to the other Party a demand to close escrow (C.A.R. Form DCE). The DCE shall: **(i)** be signed by the applicable Buyer or Seller; and **(ii)** give the other Party at least **3 (or** ___ **) Days** After Delivery to close escrow. A DCE may not be Delivered any earlier than **3 Days** Prior to the scheduled close of escrow.

G. **EFFECT OF CANCELLATION ON DEPOSITS:** If Buyer or Seller gives written notice of cancellation pursuant to rights duly exercised under the terms of this Agreement, the Parties agree to Sign mutual instructions to cancel the sale and escrow and release deposits, if any, to the party entitled to the funds, less fees and costs incurred by that party. Fees and costs may be payable to service providers and vendors for services and products provided during escrow. Except as specified below, **release of funds will require mutual Signed release instructions from the Parties, judicial decision or arbitration award.** If either Party fails to execute mutual instructions to cancel escrow, one Party may make a written demand to Escrow Holder for the deposit (C.A.R. Form BDRD or SDRD). Escrow Holder, upon receipt, shall promptly deliver notice of the demand to the other Party. If, within 10 Days After Escrow Holder's

Buyer's Initials (_UZ_)(_____)   Seller's Initials (_TR_)(_____)

Property Address: 3102 California Street, Berkeley, CA 94703 _____ Date: 8/1/2019

notice, the other Party does not object to the demand, Escrow Holder shall disburse the deposit to the Party making the demand. If Escrow Holder complies with the preceding process, each Party shall be deemed to have released Escrow Holder from any and all claims or liability related to the disbursal of the deposit. Escrow Holder, at its discretion, may nonetheless require mutual cancellation instructions. **A Party may be subject to a civil penalty of up to $1,000 for refusal to sign cancellation instructions if no good faith dispute exists as to who is entitled to the deposited funds (Civil Code §1057.3).**

20. **REPAIRS:** Repairs shall be completed prior to final verification of condition unless otherwise agreed in writing. Repairs to be performed at Seller's expense may be performed by Seller or through others, provided that the work complies with applicable Law, including governmental permit, inspection and approval requirements. Repairs shall be performed in a good, skillful manner with materials of quality and appearance comparable to existing materials. It is understood that exact restoration of appearance or cosmetic items following all Repairs may not be possible. Seller shall: **(i)** obtain invoices and paid receipts for Repairs performed by others; **(ii)** prepare a written statement indicating the Repairs performed by Seller and the date of such Repairs; and **(iii)** provide Copies of invoices and paid receipts and statements to Buyer prior to final verification of condition.

21. **ENVIRONMENTAL HAZARD CONSULTATION:** Buyer and Seller acknowledge: **(i)** Federal, state, and local legislation impose liability upon existing and former owners and users of real property, in applicable situations, for certain legislatively defined, environmentally hazardous substances; **(ii)** Broker(s) has/have made no representation concerning the applicability of any such Law to this transaction or to Buyer or to Seller, except as otherwise indicated in this Agreement; **(iii)** Broker(s) has/have made no representation concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property; and **(iv)** Buyer and Seller are each advised to consult with technical and legal experts concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property.

22. **AMERICANS WITH DISABILITIES ACT:** The Americans With Disabilities Act ("ADA") prohibits discrimination against individuals with disabilities. The ADA affects almost all commercial facilities and public accommodations. Residential properties are not typically covered by the ADA, but may be governed by its provisions if used for certain purposes. The ADA can require, among other things, that buildings be made readily accessible to the disabled. Different requirements apply to new construction, alterations to existing buildings, and removal of barriers in existing buildings. Compliance with the ADA may require significant costs. Monetary and injunctive remedies may be incurred if the Property is not in compliance. A real estate broker does not have the technical expertise to determine whether a building is in compliance with ADA requirements, or to advise a principal on those requirements. Buyer and Seller are advised to contact an attorney, contractor, architect, engineer or other qualified professional of Buyer or Seller's own choosing to determine to what degree, if any, the ADA impacts that principal or this transaction.

23. **FINAL VERIFICATION OF CONDITION:** Buyer shall have the right to make a final verification of the Property within **5 (or ___) Days** Prior to Close Of Escrow, NOT AS A CONTINGENCY OF THE SALE, but solely to confirm: **(i)** the Property is maintained pursuant to paragraph 16; **(ii)** Repairs have been completed as agreed; and **(iii)** Seller has complied with Seller's other obligations under this Agreement (C.A.R. Form VP).

24. **PRORATIONS OF PROPERTY TAXES AND OTHER ITEMS:** Unless otherwise agreed in writing, the following items shall be PAID CURRENT and prorated between Buyer and Seller as of Close Of Escrow: real property taxes and assessments, interest, rents, HOA regular, special, and emergency dues and assessments imposed prior to Close Of Escrow, premiums on insurance assumed by Buyer, payments on bonds and assessments assumed by Buyer, and payments on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien. The following items shall be assumed by Buyer WITHOUT CREDIT toward the purchase price: prorated payments on Mello-Roos and other Special Assessment District bonds and assessments and HOA special assessments that are now a lien but not yet due. Property will be reassessed upon change of ownership. Any supplemental tax bills shall be paid as follows: **(i)** for periods after Close Of Escrow, by Buyer; and **(ii)** for periods prior to Close Of Escrow, by Seller (see C.A.R. Form SPT or SBSA for further information). TAX BILLS ISSUED AFTER CLOSE OF ESCROW SHALL BE HANDLED DIRECTLY BETWEEN BUYER AND SELLER. Prorations shall be made based on a 30-day month.

25. **SUCCESSORS AND ASSIGNS:** This Agreement shall be binding upon, and inure to the benefit of, Buyer and Seller and their respective successors and assigns, except as otherwise provided herein.

26. **COPIES:** Seller and Buyer each represent that Copies of all reports, documents, certificates, approvals and other documents that are furnished to the other are true, correct and unaltered Copies of the original documents, if the originals are in the possession of the furnishing party.

27. **BROKERS:**
    A. **COMPENSATION:** Seller or Buyer, or both, as applicable, agrees to pay compensation to Broker as specified in a separate written agreement between Broker and that Seller or Buyer. Compensation is payable upon Close Of Escrow, or if escrow does not close, as otherwise specified in the agreement between Broker and that Seller or Buyer.
    B. **SCOPE OF DUTY:** Buyer and Seller acknowledge and agree that Broker: **(i)** Does not decide what price Buyer should pay or Seller should accept; **(ii)** Does not guarantee the condition of the Property; **(iii)** Does not guarantee the performance, adequacy or completeness of inspections, services, products or repairs provided or made by Seller or others; **(iv)** Does not have an obligation to conduct an inspection of common areas or areas off the site of the Property; **(v)** Shall not be responsible for identifying defects on the Property, in common areas, or offsite unless such defects are visually observable by an inspection of reasonably accessible areas of the Property or are known to Broker; **(vi)** Shall not be responsible for inspecting public records or permits concerning the title or use of Property; **(vii)** Shall not be responsible for identifying the location of boundary lines or other items affecting title; **(viii)** Shall not be responsible for verifying square footage, representations of others or information contained in Investigation reports, Multiple Listing Service, advertisements, flyers or other promotional material; **(ix)** Shall not be responsible for determining the fair market value of the Property or any personal property included in the sale; **(x)** Shall not be responsible for providing legal or tax advice regarding any aspect of a transaction entered into by Buyer or Seller; and **(xi)** Shall not be responsible for providing other advice or information that exceeds the knowledge, education and experience required to perform real estate licensed activity. Buyer and Seller agree to seek legal, tax, insurance, title and other desired assistance from appropriate professionals.
    C. **BROKERAGE:** Neither Buyer nor Seller has utilized the services of, or for any other reason owes compensation to, a licensed real estate broker (individual or corporate), agent, finder, or other entity, other than as specified in this Agreement, in connection with any act relating to the Property, including, but not limited to, inquiries, introductions, consultations and negotiations leading to this Agreement. Buyer and Seller each agree to indemnify and hold the other, the Brokers specified herein and their agents, harmless from and against

Buyer's Initials (YE)(_____)
Seller's Initials (TR)(_____)

Property Address: 3102 California Street, Berkeley, CA 94703 Date: 8/1/2019

any costs, expenses or liability for compensation claimed inconsistent with the warranty and representation in this paragraph.

28. REPRESENTATIVE CAPACITY: If one or more Parties is signing the Agreement in a representative capacity and not for him/herself as an individual then that Party shall so indicate in paragraph 40 or 41 and attach a Representative Capacity Signature Disclosure (C.A.R. Form RCSD). Wherever the signature or initials of the representative identified in the RCSD appear on the Agreement or any related documents, it shall be deemed to be in a representative capacity for the entity described and not in an individual capacity, unless otherwise indicated. The Party acting in a representative capacity (i) represents that the entity for which that party is acting already exists and (ii) shall Deliver to the other Party and Escrow Holder, within 3 Days After Acceptance, evidence of authority to act in that capacity (such as but not limited to: applicable portion of the trust or Certification Of Trust (Probate Code § 18100.5), letters testamentary, court order, power of attorney, corporate resolution, or formation documents of the business entity).

29. JOINT ESCROW INSTRUCTIONS TO ESCROW HOLDER:

A. The following paragraphs, or applicable portions thereof, of this Agreement constitute the joint escrow instructions of Buyer and Seller to Escrow Holder, which Escrow Holder is to use along with any related counter offers and addenda, and any additional mutual instructions to close the escrow: paragraphs 1, 3, 4B, 5A, 6, 7, 9, 11C, 18, 19G, 24, 27A, 28, 29, 35, 38, 39, 40, 41 and paragraph D of the section titled Real Estate Brokers on page 11. If a Copy of the separate compensation agreement(s) provided for in paragraph 27A, or paragraph D of the section titled Real Estate Brokers on page 11 is deposited with Escrow Holder by Broker, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s). The terms and conditions of this Agreement not set forth in the specified paragraphs are additional matters for the information of Escrow Holder, but about which Escrow Holder need not be concerned. Buyer and Seller will receive Escrow Holder's general provisions, if any, directly from Escrow Holder and will execute such provisions within the time specified in paragraph 7C(1)(c). To the extent the general provisions are inconsistent or conflict with this Agreement, the general provisions will control as to the duties and obligations of Escrow Holder only. Buyer and Seller will execute additional instructions, documents and forms provided by Escrow Holder that are reasonably necessary to close the escrow and, as directed by Escrow Holder, shall pay to Escrow Holder or HOA or HOA management company or others any fee required by paragraphs 7, 11 or elsewhere in the Agreement.

B. A Copy of this Agreement including any counter offer(s) and addenda shall be delivered to Escrow Holder within **3 Days** After Acceptance (or ________________________). Buyer and Seller authorize Escrow Holder to accept and rely on Copies and Signatures as defined in this Agreement as originals, to open escrow and for other purposes of escrow. The validity of this Agreement as between Buyer and Seller is not affected by whether or when Escrow Holder Signs this Agreement. Escrow Holder shall provide Seller's Statement of Information to Title company when received from Seller. If Seller delivers an affidavit to Escrow Holder to satisfy Seller's FIRPTA obligation under paragraph 11C, Escrow Holder shall deliver to Buyer a Qualified Substitute statement that complies with federal Law.

C. Brokers are a party to the escrow for the sole purpose of compensation pursuant to paragraph 27A and paragraph D of the section titled Real Estate Brokers on page 11. Buyer and Seller irrevocably assign to Brokers compensation specified in paragraph 27A, and irrevocably instruct Escrow Holder to disburse those funds to Brokers at Close Of Escrow or pursuant to any other mutually executed cancellation agreement. Compensation instructions can be amended or revoked only with the written consent of Brokers. Buyer and Seller shall release and hold harmless Escrow Holder from any liability resulting from Escrow Holder's payment to Broker(s) of compensation pursuant to this Agreement.

D. Upon receipt, Escrow Holder shall provide Seller and Seller's Broker verification of Buyer's deposit of funds pursuant to paragraph 3A and 3B. Once Escrow Holder becomes aware of any of the following, Escrow Holder shall immediately notify all Brokers: **(i)** if Buyer's initial or any additional deposit or down payment is not made pursuant to this Agreement, or is not good at time of deposit with Escrow Holder; or **(ii)** if Buyer and Seller instruct Escrow Holder to cancel escrow.

E. A Copy of any amendment that affects any paragraph of this Agreement for which Escrow Holder is responsible shall be delivered to Escrow Holder within **3 Days** After mutual execution of the amendment.

30. REMEDIES FOR BUYER'S BREACH OF CONTRACT:

A. Any clause added by the Parties specifying a remedy (such as release or forfeiture of deposit or making a deposit non-refundable) for failure of Buyer to complete the purchase in violation of this Agreement shall be deemed invalid unless the clause independently satisfies the statutory liquidated damages requirements set forth in the Civil Code.

B. LIQUIDATED DAMAGES: If Buyer fails to complete this purchase because of Buyer's default, Seller shall retain, as liquidated damages, the deposit actually paid. If the Property is a dwelling with no more than four units, one of which Buyer intends to occupy, then the amount retained shall be no more than 3% of the purchase price. Any excess shall be returned to Buyer. Except as provided in paragraph 19G, release of funds will require mutual, Signed release instructions from both Buyer and Seller, judicial decision or arbitration award. AT TIME OF ANY INCREASED DEPOSIT BUYER AND SELLER SHALL SIGN A SEPARATE LIQUIDATED DAMAGES PROVISION INCORPORATING THE INCREASED DEPOSIT AS LIQUIDATED DAMAGES (C.A.R. FORM RID).

Buyer's Initials DS YZ / _______ Seller's Initials DS TR / _______

31. DISPUTE RESOLUTION:

A. MEDIATION: The Parties agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration or court action through the C.A.R. Consumer Mediation Center (**www.consumermediation.org**) or through any other mediation provider or service mutually agreed to by the Parties. The Parties **also agree to mediate any disputes or claims with Broker(s), who, in writing, agree to such mediation prior to, or within a reasonable time after, the dispute or claim is presented to the Broker.** Mediation fees, if any, shall be divided equally among the Parties involved. If, for any dispute or claim to which this paragraph applies, any Party (i) commences an action without first attempting to resolve the matter through mediation, or (ii) before commencement of an action, refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney fees, even if they would otherwise be available to that Party in any such action. THIS MEDIATION PROVISION APPLIES WHETHER OR NOT THE ARBITRATION PROVISION IS INITIALED. **Exclusions from this mediation agreement are specified in paragraph 31C.**

Buyer's Initials (DS YZ)(__________) Seller's Initials (DS TR)(__________)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 9 OF 12)

Property Address: 3102 California Street, Berkeley, CA 94703 Date: 8/1/2019

B. ARBITRATION OF DISPUTES:

The Parties agree that any dispute or claim in Law or equity arising between them out of this Agreement or any resulting transaction, which is not settled through mediation, shall be decided by neutral, binding arbitration. The Parties also agree to arbitrate any disputes or claims with Broker(s), who, in writing, agree to such arbitration prior to, or within a reasonable time after, the dispute or claim is presented to the Broker. The arbitrator shall be a retired judge or justice, or an attorney with at least 5 years of transactional real estate Law experience, unless the parties mutually agree to a different arbitrator. The Parties shall have the right to discovery in accordance with Code of Civil Procedure §1283.05. In all other respects, the arbitration shall be conducted in accordance with Title 9 of Part 3 of the Code of Civil Procedure. Judgment upon the award of the arbitrator(s) may be entered into any court having jurisdiction. Enforcement of this agreement to arbitrate shall be governed by the Federal Arbitration Act. Exclusions from this arbitration agreement are specified in paragraph 31C.

"NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

"WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION TO NEUTRAL ARBITRATION."

Buyer's Initials DS YZ / _______ Seller's Initials DS TR / _______

C. ADDITIONAL MEDIATION AND ARBITRATION TERMS:

(1) **EXCLUSIONS: The following matters are excluded from mediation and arbitration: (i) a judicial or non-judicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage or installment land sale contract as defined in Civil Code §2985; (ii) an unlawful detainer action; and (iii) any matter that is within the jurisdiction of a probate, small claims or bankruptcy court.**

(2) **PRESERVATION OF ACTIONS: The following shall not constitute a waiver nor violation of the mediation and arbitration provisions: (i) the filing of a court action to preserve a statute of limitations; (ii) the filing of a court action to enable the recording of a notice of pending action, for order of attachment, receivership, injunction, or other provisional remedies; or (iii) the filing of a mechanic's lien.**

(3) **BROKERS: Brokers shall not be obligated nor compelled to mediate or arbitrate unless they agree to do so in writing. Any Broker(s) participating in mediation or arbitration shall not be deemed a party to the Agreement.**

32. **SELECTION OF SERVICE PROVIDERS:** Brokers do not guarantee the performance of any vendors, service or product providers ("Providers"), whether referred by Broker or selected by Buyer, Seller or other person. Buyer and Seller may select ANY Providers of their own choosing.

33. **MULTIPLE LISTING SERVICE ("MLS"):** Brokers are authorized to report to the MLS a pending sale and, upon Close Of Escrow, the sales price and other terms of this transaction shall be provided to the MLS to be published and disseminated to persons and entities authorized to use the information on terms approved by the MLS.

34. **ATTORNEY FEES:** In any action, proceeding, or arbitration between Buyer and Seller arising out of this Agreement, the prevailing Buyer or Seller shall be entitled to reasonable attorneys fees and costs from the non-prevailing Buyer or Seller, except as provided in paragraph 31A.

35. **ASSIGNMENT:** Buyer shall not assign all or any part of Buyer's interest in this Agreement without first having obtained the written consent of Seller. Such consent shall not be unreasonably withheld unless otherwise agreed in writing. Any total or partial assignment shall not relieve Buyer of Buyer's obligations pursuant to this Agreement unless otherwise agreed in wiring by Seller (C.A.R. Form AOAA).

36. **EQUAL HOUSING OPPORTUNITY:** The Property is sold in compliance with federal, state and local anti-discrimination Laws.

37. **TERMS AND CONDITIONS OF OFFER:**
This is an offer to purchase the Property on the above terms and conditions. The liquidated damages paragraph or the arbitration of disputes paragraph is incorporated in this Agreement if initialed by all Parties or if incorporated by mutual agreement in a counter offer or addendum. If at least one but not all Parties initial, a counter offer is required until agreement is reached. Seller has the right to continue to offer the Property for sale and to accept any other offer at any time prior to notification of Acceptance. Buyer has read and acknowledges receipt of a Copy of the offer and agrees to the confirmation of agency relationships. If this offer is accepted and Buyer subsequently defaults, Buyer may be responsible for payment of Brokers' compensation. This Agreement and any supplement, addendum or modification, including any Copy, may be Signed in two or more counterparts, all of which shall constitute one and the same writing.

38. **TIME OF ESSENCE; ENTIRE CONTRACT; CHANGES:** Time is of the essence. All understandings between the Parties are incorporated in this Agreement. Its terms are intended by the Parties as a final, complete and exclusive expression of their Agreement with respect to its subject matter, and may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. If any provision of this Agreement is held to be ineffective or invalid, the remaining provisions will nevertheless be given full force and effect. Except as otherwise specified, this Agreement shall be interpreted and disputes shall be resolved in accordance wth the Laws of the State of California. **Neither this Agreement nor any provision in it may be extended, amended, modified, altered or changed, except in writing Signed by Buyer and Seller.**

39. **DEFINITIONS:** As used in this Agreement:

A. **"Acceptance"** means the time the offer or final counter offer is accepted in writing by a Party and is delivered to and personally received by the other Party or that Party's authorized agent in accordance with the terms of this offer or a final counter offer.

Buyer's Initials (DS YZ)(__________) Seller's Initials (DS TR)(__________)

RIPA REVISED 12/18 (PAGE 10 OF 12)
RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 10 OF 12)

Property Address: 3102 California Street, Berkeley, CA 94703 Date: 8/1/2019

B. **"Agreement"** means this document and any counter offers and any incorporated addenda, collectively forming the binding agreement between the Parties. Addenda are incorporated only when Signed by all Parties.
C. **"C.A.R. Form"** means the most current version of the specific form referenced or another comparable form agreed to by the parties.
D. **"Close Of Escrow" or "COE"** means the date the grant deed, or other evidence of transfer of title, is recorded.
E. **"Copy"** means copy by any means including photocopy, NCR, facsimile and electronic.
F. **"Days"** means calendar days. However, after Acceptance, the last **Day** for performance of any act required by this Agreement (including Close Of Escrow) shall not include any Saturday, Sunday, or legal holiday and shall instead be the next Day.
G. **"Days After"** means the specified number of calendar days after the occurrence of the event specified, not counting the calendar date on which the specified event occurs, and ending at 11:59 PM on the final day.
H. **"Days Prior"** means the specified number of calendar days before the occurrence of the event specified, not counting the calendar date on which the specified event is scheduled to occur.
I. **"Deliver", "Delivered" or "Delivery"**, unless otherwise specified in writing, means and shall be effective upon: personal receipt by Buyer or Seller or the individual Real Estate Licensee for that principal as specified in the section titled Real Estate Brokers on page11, regardless of the method used (i.e., messenger, mail, email, fax, other).
J. **"Electronic Copy" or "Electronic Signature"** means, as applicable, an electronic copy or signature complying with California Law. Buyer and Seller agree that electronic means will not be used by either Party to modify or alter the content or integrity of this Agreement without the knowledge and consent of the other Party.
K. **"Law"** means any law, code, statute, ordinance, regulation, rule or order, which is adopted by a controlling city, county, state or federal legislative, judicial or executive body or agency.
L. **"Repairs"** means any repairs (including pest control), alterations, replacements, modifications or retrofitting of the Property provided for under this Agreement.
M. **"Signed"** means either a handwritten or electronic signature on an original document, Copy or any counterpart.

40. EXPIRATION OF OFFER: This offer shall be deemed revoked and the deposit, if any, shall be returned to Buyer unless the offer is Signed by Seller and a Copy of the Signed offer is personally received by Buyer, or by ______________________, who is authorized to receive it, by 5:00 PM on the third Day after this offer is signed by Buyer (or by ______ ☐ AM/ ☐ PM, on ______________________ (date)).

☐ One or more Buyers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-B) for additional terms.

Date 8/1/2019 BUYER ARK7 PROPERTIES LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04E8...
(Print name) Yizhen Zhao
Date ________ BUYER ______________________
(Print name) ______________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

41. ACCEPTANCE OF OFFER: Seller warrants that Seller is the owner of the Property, or has the authority to execute this Agreement. Seller accepts the above offer and agrees to sell the Property on the above terms and conditions, and agrees to the above confirmation of agency relationships. Seller has read and acknowledges receipt of a Copy of this Agreement, and authorizes Broker to Deliver a Signed Copy to Buyer.

☐ (If checked) SELLER'S ACCEPTANCE IS **SUBJECT TO ATTACHED COUNTER OFFER (C.A.R. Form SCO or SMCO) DATED:** ______________________.

☐ One or more Sellers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-S) for additional terms.

Date 8/1/2019 SELLER Laguna Properties LLC DocuSigned by: Todd Ruggiero 7100340CAEF5478...
(Print name) Todd Ruggiero
Date ________ SELLER ______________________
(Print name) ______________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

(_____ / _____) (Initials) **(Do not initial if making a counter offer.) CONFIRMATION OF ACCEPTANCE:** A Copy of Signed Acceptance was personally received by Buyer or Buyer's authorized agent on (date) ______________________ at ______ ☐ AM/ ☐ PM. **A binding Agreement is created when a Copy of Signed Acceptance is personally received by Buyer or Buyer's authorized agent whether or not confirmed in this document. Completion of this confirmation is not legally required in order to create a binding Agreement; it is solely intended to evidence the date that Confirmation of Acceptance has occurred.**



REAL ESTATE BROKERS:

A. Real Estate Brokers are not parties to the Agreement between Buyer and Seller.

B. Agency relationships are confirmed as stated in paragraph 2.

C. If specified in paragraph 3A(2), Agent who submitted the offer for Buyer acknowledges receipt of deposit.

D. **COOPERATING (BUYER'S) BROKER COMPENSATION:** Seller's Broker agrees to pay Buyer's Broker and Buyer's Broker agrees to accept, out of Seller's Broker's proceeds in escrow, the amount specified in the MLS, provided Cooperating Broker is a Participant of the MLS in which the Property is offered for sale or a reciprocal MLS. If Seller's Broker and Buyer's Broker are not both Participants of the MLS, or a reciprocal MLS, in which the Property is offered for sale, then compensation must be specified in a separate written agreement (C.A.R. Form CBC). Declaration of License and Tax (C.A.R. Form DLT) may be used to document that tax reporting will be required or that an exemption exists.

E. **PRESENTATION OF OFFER:** Pursuant to Standard of Practice 1-7, if Buyer's Broker makes a written request, Seller's Broker shall confirm in writing that this offer has been presented to Seller.

Buyer's Brokerage Firm Compass Commercial DRE Lic. # 01935359
By Ben Weil (DocuSigned by: Ben Weil 546B36320C6844A...) DRE Lic. # 01816078 Date 8/1/2019
By ______ DRE Lic. # ______ Date ______
Address ______ City ______ State ______ Zip ______
Telephone ______ Fax ______ E-mail ______

Seller's Brokerage Firm Compass Commercial DRE Lic. # 01935359
By Ben Weil (DocuSigned by: Ben Weil 546B36320C6844A...) DRE Lic. # 01816078 Date 8/1/2019
By ______ DRE Lic. # ______ Date ______
Address 1400 Van Ness Ave City San Francisco State CA Zip 94110
Telephone 415-874-5019 Fax ______ E-mail ben@thebwteam.com

ESCROW HOLDER ACKNOWLEDGMENT:

Escrow Holder acknowledges receipt of a Copy of this Agreement, (if checked, ☐ a deposit in the amount of $ ______), counter offer numbers ______ ☐ Seller's Statement of Information and ______, and agrees to act as Escrow Holder subject to paragraph 29 of this Agreement, any supplemental escrow instructions and the terms of Escrow Holder's general provisions.

Escrow Holder is advised that the date of Confirmation of Acceptance of the Agreement as between Buyer and Seller is ______

Escrow Holder ______ Escrow # ______
By ______ Date ______
Address ______
Phone/Fax/E-mail ______
Escrow Holder has the following license number # ______
☐ Department of Business Oversight, ☐ Department of Insurance, ☐ Department of Real Estate.

PRESENTATION OF OFFER: (______) Seller's Broker presented this offer to Seller on ______ (date).
Broker or Designee Initials

REJECTION OF OFFER: (______)(______) No counter offer is being made. This offer was rejected by Seller on ______ (date).
Seller's Initials

Buyer's Initials (DS YZ)(______) Seller's Initials (DS TR)(______)

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

RIPA REVISED 12/18 (PAGE 12 OF 12)
RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 12 OF 12)

BERKELEY PURCHASE AGREEMENT ADDENDUM

A Service of the Oakland/Berkeley Association of REALTORS®, the Alameda Association of REALTORS®, and the Bay East Association of REALTORS®. This form is intended for use with the California Association of REALTORS® forms RPA "Residential Purchase Agreement" and/or RIPA "Residential Income Purchase Agreement".

This Addendum is intended for use in the City of Berkeley. Please also review the separate Alameda County, Contra Costa County or city specific Ordinances and Regulations for property in the area you are either selling or buying. Disclosure documents and forms may contain references, including web site addresses and internet links (hyper-links), to additional important material that is not printed on the document itself. Buyers and Sellers should investigate those links if they are not entirely satisfied with the document as it is presented to them.

The information in this Addendum has been compiled by the Oakland/Berkeley Association of REALTORS®, the Alameda Association of REALTORS® and the Bay East Associations of REALTORS® as a service to its members and is effective as of October 2016. This Addendum is not intended to be nor should it be considered to be an accurate reflection of all of the legal requirements that may be imposed by the governmental and quasi-governmental entities referenced in this Addendum either as of the date the document was created or at any time thereafter. Real Estate Brokers and their Sales Associates do not have the requisite training or skills to determine the legal sufficiency of this Addendum or the legal requirements that may be imposed upon the Property. If Seller or Buyer has any questions or concerns regarding their legal rights and obligations then they should consult with their own qualified California real estate attorney.

This is an Addendum to that Purchase Agreement dated _____8/1/2019_____ by and between

Laguna Properties LLC
_____(Seller) and

ARK7 PROPERTIES LLC
_____(Buyer)

for that Property commonly known as

3102 California Street_____, **Berkeley**_____, CA.

Except as specified herein, all other terms and conditions remain unchanged.

CITY OF BERKELEY

    1. SEWER LATERAL COMPLIANCE:

        A. ☐ **In Compliance:** If checked, Seller warrants that the Sanitary Sewer Lateral is in Compliance with the City of Berkeley Municipal Code Chapter 17.24. Seller will provide Buyer with a Private Sewer Lateral Certificate prior to Close of Escrow.

        B. ☑ **Not in Compliance - Responsibility for Repairs:** If checked, the subject property is not yet in compliance with the City of Berkeley Municipal Code Chapter 17.24. An inspection report ☐ has ☑ has not been provided.

        (Check 1 or 2)

        1. ☐ Repairs Prior to Close of Escrow: Repairs prior to close of escrow will be paid by:

            ☐Seller
            ☐Buyer

2. ■ Repairs after the close of escrow: Buyer assumes responsibility for repairs after close of escrow: Buyer and Seller shall give mutual instruction to the Title Company handling escrow that the Mandatory Deposit for Sewer Lateral Compliance shall be paid by (Check one box only if 2 is checked):

         ☐Seller
         ■Buyer

After all Sewer Lateral repairs and/or replacement is complete, and a Sewer Lateral Certificate is issued, all funds held by the City of Berkeley shall be returned to (Check one box only if 2 is checked):

         ☐Seller
         ■Buyer

Options for Time Extension to complete required Sewer Lateral Work after Close of Escrow. Buyer assumes all responsibility for repairs.

o   A $4500 deposit shall be given, prior to close of escrow, directly to the City of Berkeley Finance Customer Service Department as the Mandatory Deposit for Sewer Lateral Compliance along with the Agreement for Time Extension. Fees subject to change anytime. Deposit shall be paid by (check one box only):

         ☐Seller
         ■Buyer
OR

o   Submit the Agreement for Time Extension along with a signed copy of contract with a qualified licensed Plumbing Contractor for the lateral rehabilitation work indicating the deposit amount and date on which the work will start.

Buyer and Seller acknowledge that if all sewer lateral repairs are not completed within 6 months of the date of close of escrow, the Mandatory Deposit shall be forfeited to the City of Berkeley. Furthermore, the City of Berkeley will have the right to have all work performed by a contractor selected by the City of Berkeley. The cost of all repairs shall be the responsibility of the Buyer and the City of Berkeley may or may not credit any of the deposit funds to the cost of repair. Prospective buyers should contact the HOA of any condominium directly to determine responsibility for the sewer lateral.

2. SEISMIC TRANSFER TAX CREDIT: The City Of Berkeley has imposed a property transfer tax equal to 1.5% of the sales price. Up to one third of the tax (1/2% of sales price) may be rebated to pay for seismic strengthening of the structure. If the Seller wants to claim the Transfer Tax Credit, a Declaration of Real Property Transfer Tax form must be approved by the City prior to close of escrow.   If the Buyer wants to claim a Transfer Tax Rebate, Seismic work must be completed with permits and a Seismic Retrofit Verification form filed within 1 year of the close of escrow. Unless the property conforms to Plan Set "A", additional engineering may be required prior to issuance of a building permit by the City of Berkeley. The additional costs and fees for such engineering design may NOT be paid from the Transfer Tax Credit. If currently allowed, any available Seismic Transfer Tax Credit/Rebate will be claimed by

(CHECK ONE)

         ☐Seller
         ■Buyer

Refer to Ordinance #6072-NS. The application form is available at City of Berkeley Building Permits 510-981-7500.

BESO Overview: BESO, Building Energy Savings Ordinance requires building owners and homeowners to complete comprehensive energy assessments to uncover energy saving opportunities. The assessments are conducted by registered energy assessors who provide tailored recommendations on how to save energy and link building owners to incentives for energy efficiency upgrade projects. BESO is required prior to sale of a house or whole building.

BESO Exemptions at time of sale: Buildings 600 square feet or less, 25,000 square feet or more, and individually sold units within a larger building, such as an attached condo.

How to Comply with BESO:

Step 1. Check building status by looking up the building address on the BESO property status list. If the building is already BESO compliant, send an email to BESO@cityofberkeley.info requesting copies of compliance form, if needed and skip to Step 4. If the building is not listed, continue to Step 2.

Step 2. Seller or buyer completes BESO Application Form **choosing** <u>one</u> **of the compliance options below**

- ☒ **Time of Sale Deferral to Buyer** – The Time of Sale Deferral requires the buyer to complete an energy assessment within 12 months of the sale date. Submit application and filing fee of $48 to receive BESO deferral Form C.(*Form C must be signed by buyer and included with property transfer documents at close of escrow*)

- ☐ **Energy Assessment Report Submission** – Hire an assessor appropriate for your building type from the Registered Energy Assessor List on the BESO website, then submit BESO application and filing fee to receive BESO compliance Form A. The registered energy assessor will complete an assessment of your building and provide customized energy efficiency recommendations in an Energy Report. The assessor will provide a copy of the Energy Report to the customer and the City. The City will email a *Compliance Form A* upon receipt of the BESO application and filing fee. Filing fees range from $79 for small (less than 4 units or 5,000 sq. ft. or less), $152 for medium (over 5,000 sq. ft. to 24,999 sq. ft.), and $250 for large (25,000 sq. ft. or more) buildings. For BESO Compliance for homes, an Energy Upgrade California (EUC) Advanced Assessment may be provided in lieu of a Home Energy Score.

- ☐ **High Performance Exemption** – If a qualified comprehensive energy upgrade (such as Energy Upgrade California®), has already been completed, apply for a High Performance exemption. Submit application and documented evidence of high performance (no filing fee) to receive BESO compliance Form A.

- ☐ **Exempt Sale** – Units within a larger building (such as an individually owned attached condo) are exempt at time of sale. Submit application (no filing fee) to receive appropriate BESO compliance form. (Please include whole building address range and size on this application, not just pertaining to particular unit.)

- ☐ **Deferral for New Construction or Completed Extensive Renovation -** Time of Sale reporting requirements may be deferred for up to ten years for new construction (Extensive Renovation must include replacement of all energy-related equipment *and* at least half of the building envelope). Submit application (no filing fee) to receive BESO deferral Form D. If a property has already applied for permits for a Planned Extensive Renovation or Demolition, they may send associated evidence, and receive a 24-month deferral Form D.

For additional deferrals, such as hardship, please contact the BESO team directly at BESO@cityofberkeley.info or 510-981-7465.

Step 3. Submit completed BESO Application Form **and filing fees** (if applicable):

- Email Application to BESO@cityofberkeley.info. Since credit card information cannot be transmitted securely via email, a cashier from the Permit Service Center will call the customer phone number provided in the BESO application for credit card payment information.

OR

- Mail application and check to:
  City of Berkeley Permit Service Center
  BESO, 2nd Floor
  2120 Milvia Avenue, Berkeley CA 94704

Step 4. Disclose building status to prospective buyers. BESO information and status is available on the City's website. Energy information must be provided to prospective buyers. All BESO compliance documents *(such as Form C, A, D, or E),* provided to the applicant, along with the Energy Report (if completed) are required to be included with closing documents at close of escrow.

Other ordinances: **Jurisdictions have ordinances that may affect the use, value or enjoyment of your property. You are advised to visit the appropriate website or offices of the appropriate jurisdiction to determine whether the subject property is in an area regulated by such ordinances.**

SOURCES OF INFORMATION:

City of Berkeley: http://www.ci.berkeley.ca.us/
2120 Milvia Street, Berkeley CA 94704
Tel: 510/981-7440

Berkeley Rent Control:
http://www.ci.berkeley.ca.us/rent/
2125 Milvia Street, Berkeley, CA 94704
Tel: 510/644-6128

Police http://www.ci.berkeley.ca.us/police/
Tel: 510/981-5900

Other areas in Alameda and Contra Costa counties: http://www.co.contra-costa.ca.us/ or http://www.co.alameda.ca.us/.
See office addresses on website.

East Bay Municipal Utility District (EBMUD):
http://www.ebmud.com

THE UNDERSIGNED ACKNOWLEDGE RECEIPT OF ALL FOUR (4) PAGES OF THIS DOCUMENT. **This document may be signed in counterparts.**

DocuSigned by:
Yizhen Zhao
Buyer
A9FC743CFDA04F8...

Dated: 8/1/2019 _____, 201_____

_____
Buyer

Dated: _____, 201_____

DocuSigned by:
Todd Ruggiero
Seller
7100340CAEF5478...

Dated: 8/1/2019 _____, 201_____

_____
Seller

Dated: _____, 201_____